    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 1996
                                                      REGISTRATION NO. 333-09457
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 -------------
                            DIGITAL LIGHTWAVE, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          3663                  95-4313013
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                       601 CLEVELAND STREET, FIFTH FLOOR
                           CLEARWATER, FLORIDA 34615
                                 (813) 442-6677
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 BETH A. MORRIS
                            CHIEF FINANCIAL OFFICER
                            DIGITAL LIGHTWAVE, INC.
                       601 CLEVELAND STREET, FIFTH FLOOR
                           CLEARWATER, FLORIDA 34615
                                 (813)442-6677
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ----------------

                                   COPIES TO:

        JOHN J. HENTRICH, ESQ.                    JEFFREY M. STEIN, ESQ.
           BAKER & MCKENZIE                          KING & SPALDING
          101 WEST BROADWAY                     191 PEACHTREE STREET, N.E.
   SAN DIEGO, CALIFORNIA 92101-3890            ATLANTA, GEORGIA 30303-1763
            (619) 235-7776                            (404) 572-4600

                                ----------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS PROMPTLY AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                                ----------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                                ----------------

                        CALCULATION OF REGISTRATION FEE

      TITLE OF EACH CLASS OF                 PROPOSED MAXIMUM                       AMOUNT OF
   SECURITIES TO BE REGISTERED       AGGREGATE OFFERING PRICE (1)(2)             REGISTRATION FEE
Common Stock, $0.0001
 par value per share..............             $55,200,000                           $19,034

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2) Includes 600,000 shares of Common Stock which may be purchased by the Underwriters pursuant to an over-allotment option.
                                ----------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            DIGITAL LIGHTWAVE, INC.
                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

                     FORM S-1 ITEM NUMBER AND CAPTION                            LOCATION IN PROSPECTUS
           -----------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus......................  Forepart of the Registration Statement and Outside
                                                                   Front Cover Page of Prospectus
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front and Outside Back Cover Pages of
                                                                   Prospectus
       3.  Summary Information; Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  Prospectus Summary; Risk Factors; Not Applicable
       4.  Use of Proceeds......................................  Use of Proceeds
       5.  Determination of Offering Price......................  Outside Front Cover Page of Prospectus; Underwriting
       6.  Dilution.............................................  Dilution
       7.  Selling Security Holders.............................  Principal and Selling Stockholders
       8.  Plan of Distribution.................................  Outside Front Cover Page of Prospectus; Underwriting
       9.  Description of Securities to be Registered...........  Description of Capital Stock; Shares Eligible for
                                                                   Future Sale; Dilution; Dividend Policy
      10.  Interests of Named Experts and Counsel...............  Experts; Legal Matters
      11.  Information with Respect to the Registrant
           (1)  Description of Business.........................  Prospectus Summary; Management's Discussion and
                                                                   Analysis of Financial Condition and Results of
                                                                   Operations; Business; Certain Transactions;
                                                                   Financial Statements (including the Notes thereto)
           (2)  Description of Property.........................  Business -- Facilities
           (3)  Legal Proceedings...............................  Business -- Legal Proceedings
           (4)  Market Price of and Dividends on the
                Registrant's Common Equity and Related
                Stockholder Matters.............................  Risk Factors; Dividend Policy; Underwriting
           (5)  Financial Statements............................  Financial Statements (including the Notes thereto)
           (6)  Selected Financial Data.........................  Prospectus Summary -- Summary Financial Data;
                                                                   Selected Financial Data
           (7)  Supplementary Financial Information.............  Not Applicable
           (8)  Management's Discussion and Analysis of
                Financial Condition and Results of Operations...  Management's Discussion and Analysis of Financial
                                                                   Condition and Results of Operations
           (9)  Changes in and Disagreements with Accountants on
                Accounting and Financial Disclosure.............  Not Applicable
           (10)  Directors and Executive Officers...............  Management -- Executive Officers and Directors
           (11)  Executive Compensation.........................  Management -- Executive Compensation
           (12)  Security Ownership of Certain Beneficial Owners
                 and Management.................................  Principal and Selling Stockholders
           (13)  Certain Relationships and Related
                 Transactions...................................  Management; Certain Transactions
      12.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  Not Applicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 1, 1996

                                4,000,000 Shares

                                     [LOGO]

                                  Common Stock
                               ($.0001 PAR VALUE)

                                 --------------

OF THE SHARES OF COMMON STOCK ("COMMON STOCK") OFFERED HEREBY (THE  "OFFERING"),
3,140,000   SHARES  ARE  BEING  SOLD  BY  DIGITAL  LIGHTWAVE,  INC.  ("DIGITAL
  LIGHTWAVE" OR  THE "COMPANY")  AND  860,000 SHARES  ARE  BEING SOLD  BY  THE
  SELLING   STOCKHOLDERS   NAMED  HEREIN   UNDER  "PRINCIPAL   AND  SELLING
     STOCKHOLDERS" (THE  "SELLING  STOCKHOLDERS").  THE  COMPANY  WILL  NOT
     RECEIVE   ANY  OF  THE  PROCEEDS  OF   SHARES  SOLD  BY  THE  SELLING
      STOCKHOLDERS. PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET
        FOR THE COMMON STOCK. IT IS ANTICIPATED THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $10.00 AND $12.00 PER SHARE.
            FOR INFORMATION RELATING  TO THE  FACTORS CONSIDERED  IN
            DETERMINING  THE INITIAL OFFERING PRICE TO THE PUBLIC,
              SEE  "UNDERWRITING."  THE  COMMON  STOCK  HAS   BEEN
              APPROVED  FOR     LISTING ON  THE NASDAQ NATIONAL
                        MARKET UNDER THE SYMBOL "DIGL."

                                 --------------

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
   AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 7
                                    HEREIN.

                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
   EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION NOR  HAS THE
      SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES
        COMMISSION  PASSED UPON  THE ACCURACY  OR ADEQUACY  OF THIS
             PROSPECTUS. ANY REPRESENTATION    TO THE  CONTRARY
                             IS A CRIMINAL OFFENSE.

                                                              UNDERWRITING                               PROCEEDS TO
                                           PRICE TO           DISCOUNTS AND         PROCEEDS TO            SELLING
                                            PUBLIC             COMMISSIONS          COMPANY(1)          STOCKHOLDERS
                                      -------------------  -------------------  -------------------  -------------------
PER SHARE...........................           $                    $                    $                    $
TOTAL(2)............................           $                    $                    $                    $

(1) BEFORE   DEDUCTION  OF  EXPENSES  PAYABLE   BY  THE  COMPANY,  ESTIMATED  AT
    $1,000,000.
(2) THE COMPANY HAS GRANTED THE UNDERWRITERS AN OPTION, EXERCISABLE FOR 30 DAYS FROM THE DATE OF THIS PROSPECTUS, TO PURCHASE A MAXIMUM OF 600,000 ADDITIONAL SHARES OF COMMON STOCK TO COVER OVER-ALLOTMENTS OF SHARES. IF THE
    OPTION IS EXERCISED IN FULL,  THE TOTAL PRICE TO PUBLIC  WILL BE $         ,
    UNDERWRITING  DISCOUNTS AND COMMISSIONS WILL  BE $         , AND PROCEEDS TO
    COMPANY WILL BE $      .
                                 --------------

    THE SHARES OF COMMON STOCK ARE OFFERED BY THE SEVERAL UNDERWRITERS WHEN, AS AND IF DELIVERED TO AND ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO THEIR RIGHT TO REJECT ORDERS IN WHOLE OR IN PART. IT IS EXPECTED THAT THE SHARES OF COMMON
STOCK WILL BE READY FOR DELIVERY ON OR ABOUT          , 1996, AGAINST PAYMENT IN
IMMEDIATELY AVAILABLE FUNDS.

                                CS FIRST BOSTON

                 THE DATE OF THIS PROSPECTUS IS          , 1996

                                  [PHOTOGRAPH]

    DIGITAL LIGHTWAVE and the rectangular design logo are trademarks of the Company for which registration has been applied. "ASA 312," "NPP 155H" and "NIU 130" are trademarks of the Company. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.
                                 --------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNT OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK OF THE COMPANY PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7, AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS AND THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. CERTAIN TERMS CONTAINED HEREIN HAVE THE RESPECTIVE MEANINGS SET FORTH IN THE GLOSSARY AT PAGE G-1. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS: (I) GIVES EFFECT TO A TWO FOR THREE REVERSE SPLIT OF THE COMMON STOCK EFFECTED ON OCTOBER 30, 1996; AND (II) ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. SEE "DESCRIPTION OF CAPITAL STOCK" AND "UNDERWRITING."

                                  THE COMPANY

    Digital Lightwave develops, manufactures and sells advanced computer systems that provide information concerning the performance of telecommunications networks and transmission equipment. The Company believes that there is a growing need on the part of its customers, which include telecommunications service providers and network equipment manufacturers, to obtain such information in order to verify and manage the transmission of voice, data and video and to plan and implement network expansion more effectively. The Company's product, the ASA 312, is a portable software-based network information computer that is designed to outperform conventional hardware-based network test instruments. The ASA 312 is "user friendly," lightweight, compact and easily operated through a touch sensor over a full color display. The Company believes that the ASA 312 is the only integrated product that enables users to understand and process information, simultaneously and without interruption, from telecommunications networks utilizing: (i) the legacy T-Carrier protocol at rates DS-1 and DS-3; (ii) the fiber optic SONET protocol at rates OC-1, OC-3, OC-3c and OC-12; and (iii) the ATM protocol. The Company plans to utilize the core technologies employed in the ASA 312 to develop a family of on-line remote access network information products.

    The Company began shipping the ASA 312 in February 1996. The customers which have purchased the ASA 312 thus far include: (i) InterExchange Carriers ("IXCs"), such as MCI Telecommunications Corp. ("MCI"); (ii) Regional Bell Operating Companies ("RBOCs"), such as Pacific Telesis Group ("PacTel"); (iii) Competitive Access Providers ("CAPs"), such as U.S. South Communications Inc. ("U.S. South"); (iv) independent telephone companies, such as GTE Corp. ("GTE");
(v) network equipment manufacturers, such as Tellabs Operations, Inc. ("Tellabs"); (vi) equipment leasing companies, such as AT&T Capital Services Corp. ("AT&T Capital"); and (vii) the U.S. Department of Defense.

INDUSTRY OVERVIEW

    Over the past several years, traffic volume generated by LANs, WANs, wireless networks and the Internet has placed substantial demands on the public telecommunications network. In order to satisfy the substantially increased demand for capacity, bandwidth and enhanced data services, telecommunications service providers have added newer, higher capacity fiber optic cable to their existing infrastructure. Domestic telecommunications service providers have added high speed fiber optic SONET transmission equipment to the installed base of legacy T-Carrier transmission equipment. With the transition to SONET transmission equipment, the number of equipment manufacturers has increased and new entrants have gained significant market share. In addition, IXCs, RBOCs, CAPs and independent telephone companies have begun to compete actively in local and long distance markets as a result of deregulation of the domestic telecommunications industry.

    In light of these developments, the Company believes that the following factors are shaping the demand for advanced products that process and deliver telecommunications network information: (i) telecommunications service providers face competitive pressure to install high performance network transmission and cross-connect equipment to provide greater bandwidth and quality of service to their customers; (ii) telecommunications service providers may seek to monitor on a continuous basis the transmissions passing through their network elements in order to offer the consistent and reliable quality of service necessary to charge premium rates; and (iii) equipment manufacturers will be subjected to more exacting standards in designing, engineering and manufacturing their products. The Company believes that these factors have created a need for technology that provides telecommunications service providers with enhanced access to information concerning their networks and provides equipment manufacturers with a more reliable means of measuring the performance of their products.

BACKGROUND AND STRATEGY

    In 1991, the Company's founder assembled a group of engineers with prior shared experience in the development of optical multiplexers to design and develop software, firmware and hardware technology to provide network information solutions. The Company produced prototypes of the ASA 312 in late 1994 and in 1995, developed advanced feature sets for the ASA 312 in collaboration with leading telecommunications service providers and equipment manufacturers. The Company started shipping the ASA 312 in February 1996 and has shipped 102 units to 20 different customers. The Company believes that the ASA 312 will assist the Company in securing a position as a technological leader in the development of network information solutions.

    The Company has developed a growth strategy which is designed to increase its market share and expand distribution across a wide range of customers. The key elements of the Company's strategy for growth include:

    -INCREASE DOMESTIC SALES.  The Company intends to increase sales of the  ASA
     312 by recruiting additional internal sales staff to broaden its customer base and obtain repeat orders. In addition, the Company plans to enter the existing domestic market for on-line T-Carrier remote access products and obtain an early market position as a supplier of on-line SONET and ATM remote access products. Further, the Company intends to supplement its direct sales network and develop strategic OEM partnering relationships with network equipment manufacturers.

    -PENETRATE  INTERNATIONAL MARKETS.   The  Company believes  that significant
     demand exists outside the United States for products such as the ASA 312 and the Company's planned on-line remote access products and intends to design and develop versions of these products for international markets.

    -ESTABLISH TECHNOLOGY LEADERSHIP.   The  Company believes that  the ASA  312
     offers superior performance over competing products. The Company intends to continue to devote significant resources to research and development in an effort to establish its existing and planned products as leaders in network information technology. The Company also intends to broaden its product line by licensing or acquiring selected technologies that are outside the scope of its research and development activities.

    The Company was incorporated in California on October 12, 1990, under the name Digital Lightwave, Inc., and reincorporated in Delaware on March 18, 1996, through its merger into a newly formed Delaware corporation. Unless the context otherwise requires, as used in this Prospectus the "Company" and "Digital
Lightwave" refer to the Company and its predecessor entity. The Company's principal executive offices are located at 601 Cleveland Street, Fifth Floor, Clearwater, Florida 34615; its telephone and facsimile numbers are 813.442.6677 and 813.442.5660; its e-mail address is info@lightwave.com; and its Web site address is http://www.lightwave.com.

                                  THE OFFERING

Common Stock Offered by:
  The Company..........................  3,140,000 shares
  The Selling Stockholders.............  860,000 shares
    Total..............................  4,000,000 shares
Common Stock to be outstanding after
 the Offering..........................  25,658,917 shares (1)
Use of Proceeds........................  Working   capital,    retirement   of    short-term
                                         obligations  and other  general corporate purposes,
                                         including new  product  development,  expansion  of
                                         domestic and international distribution
                                         capabilities    and   possible   funding   of   the
                                         acquisition of  complementary businesses,  products
                                         or  technologies. The Company  will not receive any
                                         proceeds from  the  sale  of Common  Stock  by  the
                                         Selling Stockholders.
Nasdaq National Market Symbol..........  DIGL

--------------
(1) Excludes 3,286,667 shares of Common Stock issuable upon the exercise of outstanding employee stock options granted prior to the date hereof and 1,713,333 shares of Common Stock which are reserved for issuance pursuant to employee stock options which may be granted in the future.

                             SUMMARY FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              NINE MONTHS
                                                     YEAR ENDED DECEMBER 31,              ENDED SEPTEMBER 30,
                                             ----------------------------------------  --------------------------
                                                 1993          1994          1995          1995          1996
                                             ------------  ------------  ------------  ------------  ------------
                                                                                       (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
  Sales....................................  $         --  $         --  $         --  $         --  $      3,037
  Gross profit.............................            --            --            --            --         1,885
  Operating income (loss)..................          (545)       (1,568)       (2,725)       (1,894)       (1,713)
  Net interest income (expense)............           (41)         (114)         (613)         (367)         (414)
  Net income (loss)........................  $       (587) $     (1,683) $     (3,334) $     (2,261) $     (2,320)
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
  Net income (loss) per share..............  $       (.01) $       (.04) $       (.08) $       (.05) $       (.10)
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
  Weighted average common shares
   outstanding (1).........................    43,345,871    43,345,871    41,744,634    43,345,871    23,594,079

                                                                                            SEPTEMBER 30, 1996
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(2)
                                                                                         ---------  --------------
                                                                                                     (UNAUDITED)
BALANCE SHEET DATA:
  Working capital......................................................................  $   2,263    $   33,385
  Total assets.........................................................................      6,055        36,427
  Total debt...........................................................................        750            --
  Total stockholders' equity...........................................................      3,237        34,359

--------------
(1) On November 30, 1995, 19,215,686 shares of Common Stock were purchased by the Company from a former stockholder pursuant to an option granted to the Company by the former stockholder in February 1995. See "Certain Transactions -- Transactions with Former Stockholder." Pursuant to the requirements of the Securities and Exchange Commission, Common Stock and stock options and warrants to purchase shares of Common Stock issued by the Company during the 12 months prior to the initial public offering date have been included in the calculation of the weighted average shares outstanding for all periods presented using the treasury stock method based upon an assumed initial public offering price of $11.00 per share.

(2) Adjusted to reflect the sale of 3,140,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company).

                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THE ACCURACY OF WHICH IS SUBJECT TO MANY RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

LIMITED OPERATING HISTORY; CUMULATIVE LOSSES

    The Company was incorporated in October 1990 and commenced shipment of its initial and current product, the ASA 312, in February 1996. Since its inception, the Company has incurred substantial costs to develop and enhance its technology, to create, introduce and enhance its product offerings, to establish marketing and distribution relationships, to recruit and train a sales and marketing group, and to build an administrative organization. As a consequence, the Company has incurred operating losses in each fiscal quarter and year since inception. As of September 30, 1996, the Company had an accumulated deficit of $9.3 million. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new, unproven and rapidly evolving markets. There can be no assurance that the Company will be successful in addressing such risks. The limited operating history of the Company makes the prediction of future results of operations difficult or impossible, and therefore, there can be no assurance that the Company will sustain growth or achieve profitability.

UNCERTAIN MARKET ACCEPTANCE OF THE COMPANY'S EXISTING PRODUCT AND PLANNED PRODUCTS; DEPENDENCE ON SINGLE PRODUCT

    The market for network information systems is in an early stage of development and there is uncertainty regarding the size and scope of the market. While the Company has developed hardware, firmware and software which it expects to introduce in on-line remote access products, the Company currently derives all of its sales from its initial product, the ASA 312. The Company expects that sales of the ASA 312 product will continue to account for a substantial portion of the Company's sales for the foreseeable future. Broad market acceptance of the ASA 312 is, therefore, critical to the Company's future success. Factors that may affect the market acceptance of the ASA 312 include the availability and price of competitive products which carry out certain of the functions performed by the ASA 312 and the success of the sales efforts of the Company. Most of the companies to which the Company offers the ASA 312 typically conduct extensive evaluations prior to ordering products in quantities, resulting in long lead times to complete sales of the ASA 312. The Company's future performance will also depend on the successful development, introduction and market acceptance of new and enhanced products. See "Business -- Industry Development," "-- Technology," "-- Products," "-- Product Development" and "-- Competition."

CUSTOMER CONCENTRATION

    The Company's customer base at the present time consists primarily of a limited number of telecommunications service providers and equipment manufacturers. These companies have accounted, and are expected to account, for a major portion of the Company's sales. Any reduction or delay in sales of the ASA 312 to its principal customers or the loss of one or more of the Company's principal customers could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will retain its current principal customers, that its current principal customers will require additional quantities of the ASA 312 or that the Company will be able to establish new customer relationships. For the nine months ended September 30, 1996, sales to MCI, PacTel and Tellabs accounted for 31%, 18% and 13% of total sales, respectively. The Company does not anticipate that its sales to these customers will continue to be as significant in future periods and the success of the Company is therefore dependent upon broadening its customer base to maintain or increase its level of sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers."

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCT INTRODUCTIONS

    The market for the Company's products is expected to be characterized by frequent new product introductions, rapidly changing technology and continued emergence of new industry standards, any of which could adversely affect sales of the Company's products or render the Company's existing products obsolete. The Company's success will depend upon its ability to develop and introduce, in a timely fashion, new products and enhancements to its existing products that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products and the enhancement of existing products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological developments and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market or support new or enhanced products successfully or on a timely basis, that new products of the Company will gain market acceptance or that the Company will be able to respond effectively to product announcements by competitors, technology changes or emerging industry standards. Failure of the Company, for technological or other reasons, to develop and introduce new products and product enhancements in a timely and cost-effective manner or to anticipate and respond adequately to changing market conditions, as well as any significant delay in product development or introduction, could cause customers to delay or decide against purchase of the Company's products, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the introduction or announcement by the Company, or by one or more of its competitors, of products embodying new technologies or features could render the Company's existing products obsolete or unmarketable or cause customers to defer or cancel purchases of existing products of the Company. Any such occurrence could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business -- Technology," "-- Products," and "-- Product Development."

COMPETITION

    The market for the ASA 312 and the Company's planned products is intensely competitive and subject to rapid technological change, frequent product introductions with improved price/performance characteristics and continued emergence of new industry standards. Hewlett Packard Co. ("Hewlett-Packard"), Tektronix Inc. ("Tektronix"), Dynatec Corp. ("Dynatec") and Wandel & Goltermann Technologies, Inc. ("Wandel & Goltermann"), among others, manufacture test instruments utilized to check the status of one transmission speed or protocol at a time and Applied Digital Access Inc. ("Applied Digital Access") and Hekimian Laboratories, Inc. ("Hekimian"), among others, produce on-line remote monitoring products utilized to test the integrity of T-Carrier signals within specific network equipment. In addition to its current competitors, the Company anticipates that it will face competition from other companies as the market for its products grows and as it releases additional and enhanced products. Furthermore, many of the Company's large competitors offer customers a broader product line than the Company currently offers or can be expected to offer. Many of the Company's current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger installed customer base, than the Company. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products than the Company. In addition, competitors with larger installed customer bases may have a competitive advantage over the Company when selling similar products or alternative network information solutions to such customers. Increased competition could result in significant price competition, reduced profit margins or loss of market share, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully against current and future competitors. See "Business -- Competition."

SUBSTANTIAL INCREASE IN MANUFACTURING OPERATIONS; DEPENDENCE ON CONTRACT MANUFACTURING AND LIMITED SOURCE SUPPLIERS

    The Company is in the process of substantially increasing its flow of materials, contract manufacturing capacity and internal test and quality functions to respond to anticipated customer demand for the ASA 312 and to reduce its order lead times. Any inability to increase product flow would limit the Company's revenue, could adversely affect the Company's competitive position and could result in cancellation of orders. The

Company's operational strategy relies on outsourcing of manufacturing. The Company currently subcontracts component procurement and kitting and printed circuit board assembly to a single company (Q-1 Technologies) that specializes in those services. The Company is seeking to secure additional sources of supply, including additional contract manufacturers. Certain key components used in the manufacture of the ASA 312 are currently purchased only from single or limited sources. At present, the Company's only single-sourced component is a SONET overhead terminator. Limited-source components utilized in the ASA 312 include a single board computer, a power supply, a touch sensor and controller, plastic housing units and other discrete components.

    The Company has experienced and may in the future experience, problems with its various component suppliers, such as inferior quality, insufficient quantities and late delivery. There can be no assurance that such problems will not generate material liabilities for the Company or adversely impact the Company's relations with its customers. In addition, the Company may in the future experience pricing pressure from its contract manufacturers. There can be no assurance that the Company will manage its contract manufacturers effectively or that these manufacturers will meet the Company's future requirements for timely delivery of products of sufficient quality and quantity. The Company intends to introduce certain new products and product enhancements in 1997, which may require that the Company rapidly achieve volume production by coordinating its efforts with those of its suppliers and contract manufacturers. The inability of the Company's contract manufacturers to provide adequate supplies of high-quality products or the loss of any of the Company's contract manufacturers could cause a delay in the Company's ability to fulfill orders while the Company identifies a replacement manufacturer and could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business -- Production."

DEPENDENCE ON KEY PERSONNEL AND HIRING OF ADDITIONAL PERSONNEL

    The Company's success depends to a significant degree upon the continued contributions of key management, engineering, sales and marketing, finance and manufacturing personnel, certain of whom would be difficult to replace. In particular, the Company believes that its future success is highly dependent on Dr. Bryan J. Zwan, its Chairman, Chief Executive Officer and President. The Company does not intend to maintain key man life insurance covering its key personnel. Most of the Company's executive officers joined the Company within the past two years and, therefore, have been involved only with the most recent operating activity of the Company. The Company's success will depend to a significant extent on the ability of these executive officers to integrate themselves into the Company's daily operations and for all personnel to work effectively together as a team. The Company believes its future success will also depend in large part upon its ability to attract and retain highly skilled management, engineering, sales and marketing, finance and manufacturing personnel. In particular, the Company requires additional technical personnel with expertise in SDH signaling standards to develop international versions of its products and requires domestic regional and international management level sales personnel to pursue increased domestic and international market share. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of any of the Company's key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Employees" and "Management -- Executive Officers and Directors."

MANAGEMENT OF GROWTH

    The Company has significantly expanded its operations over the past year and the success of the Company is dependent upon its continued expansion, particularly in hiring additional technical and customer support personnel, developing its sales and marketing network and expanding its manufacturing capacity. There may be only a limited number of persons with the requisite skills to serve in these positions and it may become increasingly difficult for the Company to hire such personnel. Future expansion by the Company may also significantly strain the Company's management, marketing, manufacturing, financial and other resources. There can be no assurance that the Company's systems, procedures and controls will be adequate to support the Company's future operations. Failure to manage the Company's growth properly could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

    The Company may in the future undertake acquisitions that could present challenges to the Company's management, such as integrating and incorporating new operations, product lines, technologies and personnel. If the Company's management is unable to manage these challenges, the Company's business, financial condition or results of operations could be materially and adversely affected. Any acquisition, depending on its size, could result in the use of a significant portion of the Company's available cash, or if such acquisition is made utilizing the Company's securities, could result in significant dilution to the Company's stockholders. Acquisitions involve a number of special risks including possible adverse short-term effects on the Company's operating results, the realization of acquired intangible assets and the loss of key employees of the acquired companies. The Company does not have pending any negotiations or agreements with respect to any such acquisition.

RISK OF PRODUCT DEFECTS

    Products as complex as those offered by the Company frequently contain undetected software or hardware errors when first introduced or as new versions are released. Such errors have occurred in the past and, despite testing by the Company and by current and potential customers, the Company expects that such errors will be found from time to time in new or enhanced products after commencement of commercial shipments. Moreover, there can be no assurance that, once detected, such errors can be corrected in a timely manner or without substantial expense. The occurrence of such errors could result in the delay or loss of market acceptance of the Company's products, the diversion of engineering and other resources from the Company's product development efforts, warranty expense and the loss of credibility with its customers, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

ANTICIPATED FLUCTUATIONS IN OPERATING RESULTS

    It is anticipated that as the Company matures, the Company's sales and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, many of which are outside the control of the Company, including, among others (i) the timing and amount of significant orders from the Company's customers, (ii) the ability to obtain sufficient supplies of sole or limited source components for the Company's products, (iii) the ability to attain and maintain production volumes and quality levels for its products,
(iv) the mix of distribution channels and products, (v) new product introductions by the Company's competitors, (vi) the Company's success in developing, introducing and shipping product enhancements and new products,
(vii) pricing actions by the Company or its competitors, (viii) changes in material costs and (ix) general economic conditions. Any unfavorable changes in these or other factors could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company only recently commenced sales of the ASA 312, the Company does not anticipate that its backlog at the beginning of each quarter will be sufficient to achieve expected revenue for that quarter. To achieve its revenue objectives, the Company expects that it will have to obtain orders during a quarter for shipment in that quarter. As a result of all of the foregoing, there can be no assurance that the Company will be able to achieve or sustain profitability on a quarterly or annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON PROPRIETARY TECHNOLOGY

    The Company's success and its ability to compete is dependent in part upon its proprietary technology. Although the Company has applied for several patents on elements of its core technology, the Company currently does not hold any patents and relies on a combination of contractual rights, trade secrets and copyright laws to establish and protect its proprietary rights in its products. There can be no assurance that the patents for which the Company has applied will be issued or that steps taken by the Company to protect its technology will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In the event that protective measures are not successful, the Company's business, financial condition and results of operations could be materially and adversely affected. In addition, the

Company's growth strategy includes a plan to enter international markets, and the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.

    The Company is also subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights of others. Given that patent applications in the United States are not publicly disclosed until the patent issues, applications may have been filed which, if issued as patents, could relate to the Company's products. The Company is subject to the risk of claims and litigation alleging infringement of the intellectual property rights of others. Although the Company believes that its technology does not infringe on the proprietary rights of others and has not received any notice of claimed infringements, there can be no assurance that third parties will not assert infringement claims against the Company in the future based on patents or trade secrets or that such claims will not be successful. The Company could incur substantial costs in defending itself and its customers against any such claims, regardless of the merits of such claims. Parties making such claims may be able to obtain injunctive or other equitable relief which could effectively block the Company's ability to sell its products in the United States and abroad, and could obtain an award of substantial damages. In the event of a successful claim of infringement, the Company, its customers and end-users may be required to obtain one or more licenses from third parties. There can be no assurance that the Company or its customers could obtain necessary licenses from third parties at a reasonable cost or at all. The defense of any lawsuit could result in time-consuming and expensive litigation, damages, license fees, royalty payments and restrictions on the Company's ability to sell its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Intellectual Property."

PRODUCT CERTIFICATIONS

    The Company's products must meet industry standards and receive certification for connection to certain public telecommunications networks prior to their sale. In the United States, the Company's products must comply with various regulations promulgated by the Federal Communications Commission ("FCC") and Underwriters Laboratories. Internationally, the Company's products must comply with standards established by telecommunications authorities in various countries as well as with recommendations of the Consultative Committee on International Telegraph and Telephony. In addition, certain products must be certified by Bell Communications Research, Inc. ("Bellcore") to be commercially viable. Although the Company's products have not been denied any regulatory approvals or certifications to date, any future inability to obtain on a timely basis or retain domestic or foreign regulatory approvals or certifications or to comply with existing or evolving industry standards could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Industry Development."

CONTROL BY PRINCIPAL STOCKHOLDER

    Following the Offering, the Company's Chairman and Chief Executive Officer, together with entities affiliated with him, will beneficially own approximately 78% of the Company's outstanding Common Stock (approximately 76% if the Underwriters' over-allotment option is exercised in full). Accordingly, he will be able to elect the Company's directors, will retain the voting power to approve all matters requiring stockholder approval and will continue to have significant influence over the affairs of the Company, including the power to delay or prevent a change in control of the Company. See "Management" and "Principal and Selling Stockholders."

FACTORS INHIBITING TAKEOVER

    Certain provisions of the Company's charter documents, including provisions limiting the ability of stockholders to take action by written consent and limiting  the  ability  of  stockholders  to  raise  matters  at  a  meeting  of stockholders without giving advance notice, and provisions establishing supermajority affirmative voting requirements as a prerequisite to certain extraordinary corporate transactions, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of the Company's Common Stock. In addition, the Company's Board of Directors will be divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of the Company's Board of Directors. The Board of Directors has authority to issue up to 20,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the Company's Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and, as a result, the issuance of such Preferred Stock could have a material adverse effect on the market value of the Common Stock. In addition, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by such statute. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

    Sales of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price for the Company's Common Stock. On the date of this Prospectus, no shares other than the 4,000,000 shares offered hereby will be eligible for sale in the public market. All directors and officers of the Company and each of the Selling Stockholders have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of CS First Boston Corporation. Beginning 180 days after the date of this Prospectus, assuming that CS First Boston Corporation does not consent to any sales prior to such time, an additional 20,000,000 shares subject to such agreements will become eligible for sale in the public market subject to compliance with the provisions of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Such 20,000,000 shares are held by Dr. Zwan, the Company's Chairman of the Board, Chief Executive Officer and President, who is an "affiliate" of the Company, and may, therefore, only be sold by Dr. Zwan in the public market in compliance with the volume limitations of Rule 144. At various times thereafter, an additional 1,658,917 shares will become eligible for sale in the public market. See "Shares Eligible for Future Sale," "Description of Capital Stock" and "Underwriting."

BENEFITS OF THE OFFERING TO EXISTING STOCKHOLDERS

    The Common Stock purchased by the existing stockholders for an aggregate of $14.2 million prior to the date of this Prospectus would have a market value of $247.7 million based upon the assumed initial public offering price of $11.00 per share. Existing stockholders will be selling 22% of the shares of Common Stock offered hereby (approximately 19% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Stockholders."

NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering, there has been no public market for the Common Stock of the Company. The principal reasons for making the Offering at the present time are to obtain additional working capital and for general corporate purposes, to create a public market for the Common Stock of the Company and to facilitate future access to the public market. However, there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price will be determined by negotiations between the Company and the Underwriters based on several factors and may not be indicative of the market price of the Common Stock after the Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's results of operations and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies. These broad market fluctuations may adversely effect the market price of the Company's Common Stock. See "Underwriting."

DILUTION

    The initial public offering price of the Common Stock offered hereby is substantially higher than the net tangible book value per share of the Common Stock. Therefore, purchasers of Common Stock offered hereby will incur an immediate and substantial dilution, and may incur additional dilution upon the exercise of outstanding stock options. See "Dilution."

                                USE OF PROCEEDS

    The net proceeds to the Company from the Offering are estimated (at an assumed initial public offering price of $11.00 per share) to be approximately $31.1 million ($37.3 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds of the Offering for the retirement of $750,000 of its 18% subordinated promissory notes due May 31, 1997, working capital and other general corporate purposes, including an estimated $5.5 million for equipment and personnel to support accelerated product development and an estimated $3.0 million to enhance the Company's domestic and international distribution capabilities. The Company may also use a portion of the net proceeds of the Offering to fund acquisitions of complementary businesses, products or technologies, although there are no current agreements or negotiations with respect to any such acquisitions. Pending use of the net proceeds, the Company will invest the net proceeds in short-term investment grade securities. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

    The amounts and timing of expenditures may vary significantly depending upon numerous factors, including the rate of progress in the Company's current product development efforts, the magnitude of additional product development efforts of the Company, technological advances, the status of competitive products and the availability of alternative methods of financing. Accordingly, management will have broad discretion in the use of the proceeds of the Offering to the Company. The Company anticipates that its existing capital resources, including the proceeds of the Offering, will be adequate to satisfy its capital needs through 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

    The Company has not declared or paid dividends on its Common Stock since the inception of the Company. The Company currently intends to retain any earnings for use in developing and growing its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of September 30, 1996 (i) on an actual basis and (ii) on an as adjusted basis to give effect to the sale by the Company of 3,140,000 shares of Common Stock offered hereby based upon an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                                              SEPTEMBER 30, 1996
                                                                                            -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  ------------
                                                                                                (IN THOUSANDS)
Short-term debt...........................................................................  $     750   $   --
                                                                                            ---------  ------------

Long-term obligations.....................................................................  $  --       $   --
Stockholders' equity:
  Preferred Stock, $.0001 par value; authorized 20,000,000 shares; 0 shares issued........     --           --
  Common Stock, $.0001 par value; authorized 200,000,000 shares; issued and outstanding,
   22,518,917 shares (actual) and 25,658,917 shares (as adjusted) (1).....................          2            3
  Additional paid in capital..............................................................     14,242       45,363
  Accumulated deficit.....................................................................     (9,307)      (9,307)
  Stockholder loan........................................................................     (1,700)      (1,700)
                                                                                            ---------  ------------
    Total stockholders' equity............................................................      3,237       34,359
                                                                                            ---------  ------------
      Total capitalization................................................................  $   3,237   $   34,359
                                                                                            ---------  ------------
                                                                                            ---------  ------------

--------------
(1) Excludes 5,000,000 shares of Common Stock reserved for future issuance under the Company's Option Plan, including 3,286,667 shares of Common Stock issuable pursuant to employee stock options outstanding as of the date of this Prospectus. See "Principal and Selling Stockholders," "Management -- Option Plan" and Note 10 of Notes to Financial Statements.

                                    DILUTION

    The net tangible book value of the Company as of September 30, 1996 was approximately $3.2 million, or $.14 per share of Common Stock. Net tangible book value per share is equal to the Company's tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to the sale of 3,140,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company (resulting in estimated net proceeds of $31.1 million), the pro forma net tangible book value of the Company as of September 30, 1996 would have been approximately $34.4 million, or $1.34 per share. This represents an immediate increase of $1.20 per share to existing stockholders and an immediate dilution of $9.66 per share to purchasers of Common Stock in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share......................             $   11.00
  Net tangible book value per share at September 30, 1996............  $     .14
  Increase attributable to the Offering..............................       1.20
                                                                       ---------
Pro forma net tangible book value per share after the Offering.......                  1.34
                                                                                  ---------
Dilution per share to purchasers in the Offering (1).................             $    9.66
                                                                                  ---------
                                                                                  ---------

    The following table summarizes on pro forma basis as of September 30, 1996 the number of shares of Common Stock acquired from the Company, the aggregate consideration paid and the average price per share paid by existing stockholders and to be paid by investors purchasing Common Stock from the Company in the Offering (at an assumed initial public offering price of $11.00 per share and before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company):

                                               SHARES PURCHASED        TOTAL CONSIDERATION (1)      AVERAGE
                                           -------------------------  --------------------------   PRICE PER
                                              NUMBER       PERCENT       AMOUNT        PERCENT       SHARE
                                           ------------  -----------  -------------  -----------  -----------
Existing stockholders (1)(2).............    22,518,917       87.8%   $  14,243,203       29.2%    $     .63
New investors (2)........................     3,140,000       12.2       34,540,000       70.8         11.00
                                           ------------      -----    -------------      -----
    Total................................    25,658,917      100.0%   $  48,783,203      100.0%
                                           ------------      -----    -------------      -----
                                           ------------      -----    -------------      -----

--------------
(1) As of the date of this Prospectus, there were employee stock options outstanding to purchase a total of 3,286,667 shares of Common Stock. If all such options outstanding at September 30, 1996 were exercised, the dilution per share to new investors in the Offering would be decreased by $.64 per share to a total of $9.02 per share and the average price per share paid by the Company's existing stockholders would be $1.44. See "Capitalization," "Management -- Option Plan" and Note 10 of Notes to Financial Statements.

(2) Sales by Selling Stockholders in the Offering will reduce the number of shares held by existing stockholders to 21,658,917 shares, or approximately 84.4% of the total shares of Common Stock outstanding, and will increase the number of shares held by new investors to 4,000,000 shares, or approximately 15.6% of the total shares of Common Stock outstanding after the Offering.

                            SELECTED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
    The following selected financial data for the years ended December 31, 1993, 1994 and 1995, the nine months ended September 30, 1996, as of December 31, 1994 and 1995 and as of September 30, 1996 are derived from the Financial Statements of the Company, which have been audited by Coopers & Lybrand L.L.P., independent certified accountants, and are included in this Prospectus. The following selected financial data for the period from inception, October 12, 1990 through December 31, 1991, for the year ended December 31, 1992 and as of December 31, 1991, 1992 and 1993 are derived from the Financial Statements of the Company which have been audited by Coopers & Lybrand L.L.P., independent certified accountants, and which are not included in this Prospectus. The selected financial data for the nine months ended September 30, 1995 are derived from unaudited financial statements prepared by the Company. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for this period. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

                                                                                                NINE MONTHS
                                                YEAR ENDED DECEMBER 31,                     ENDED SEPTEMBER 30,
                                 -----------------------------------------------------  ---------------------------
                                  1991(1)     1992       1993       1994       1995                       1996
                                 ---------  ---------  ---------  ---------  ---------     1995      --------------
                                                                                        -----------
                                                                                        (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
  Sales........................  $      --  $      --  $      --  $      --  $      --   $      --     $    3,037
  Cost of sales................         --         --         --         --         --          --         (1,152)
                                 ---------  ---------  ---------  ---------  ---------  -----------  --------------
  Gross profit.................         --         --         --         --         --          --          1,885
  Operating expenses:
    Research and development...        124        366        439      1,241      1,508       1,169          1,653
    Selling, general and
     administrative............         --         77        106        327      1,217         725          1,945
                                 ---------  ---------  ---------  ---------  ---------  -----------  --------------
  Total operating expenses.....        124        443        545      1,568      2,725       1,894          3,598
  Operating income (loss)......       (124)      (443)      (545)    (1,568)    (2,725)     (1,894)        (1,713)
  Interest income (expense)....         (1)       (16)       (41)      (114)      (613)       (367)          (414)
  Other income (expense).......         --         --         --         --          4          --           (193)
                                 ---------  ---------  ---------  ---------  ---------  -----------  --------------
  Income (loss) before income
   taxes.......................       (125)      (459)      (586)    (1,682)    (3,334)     (2,261)        (2,320)
  Provision for income taxes...         --         (1)        (1)        (1)        --          --             --
                                 ---------  ---------  ---------  ---------  ---------  -----------  --------------
  Net income (loss)............  $    (125) $    (460) $    (587) $  (1,683) $  (3,334)  $  (2,261)    $   (2,320)
                                 ---------  ---------  ---------  ---------  ---------  -----------  --------------
                                 ---------  ---------  ---------  ---------  ---------  -----------  --------------
  Net income (loss) per
   share.......................  $      --  $    (.01) $    (.01) $    (.04) $    (.08)  $    (.05)    $     (.10)
                                 ---------  ---------  ---------  ---------  ---------  -----------  --------------
                                 ---------  ---------  ---------  ---------  ---------  -----------  --------------
  Weighted average shares
   outstanding (2).............  43,345,871 43,345,871 43,345,871 43,345,871 41,744,634 43,345,871     23,594,079

                                                                   DECEMBER 31,                       SEPTEMBER 30,
                                               -----------------------------------------------------  -------------
                                                 1991       1992       1993       1994       1995         1996
                                               ---------  ---------  ---------  ---------  ---------  -------------
BALANCE SHEET DATA:
  Working capital (deficit)..................  $     (43) $    (104) $    (725) $  (1,939) $  (8,595)  $     2,263
  Total assets...............................         15        299        194        332      1,277         6,055
  Short-term notes payable...................         --        257        555      1,602      7,897           750
  Long-term debt.............................         --         --         --        500         --            --
  Total stockholders' equity (deficit).......        (30)       (58)      (645)    (2,328)    (8,163)        3,237

------------------

(1)  Period  cumulative from inception,  October 12, 1990,  through December 31,
     1991.

(2) On November 30, 1995, 19,215,686 shares of Common Stock were purchased by the Company from a former stockholder pursuant to an option granted to the Company by the former stockholder in February 1995. See "Certain Transactions -- Transactions with Former Stockholder." Pursuant to the requirements of the Securities and Exchange Commission, Common Stock and stock options and warrants to purchase shares of Common Stock issued by the Company during the 12 months prior to the initial public offering date have been included in the calculation of the weighted average shares outstanding for all periods presented using the treasury stock method based upon an assumed initial public offering price of $11.00 per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS OF THE COMPANY AND THE NOTES THERETO, AND OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS CERTAIN STATEMENTS REGARDING FUTURE TRENDS, THE ACCURACY OF WHICH IS SUBJECT TO MANY RISKS AND UNCERTAINTIES. SUCH TRENDS, AND THEIR ANTICIPATED IMPACT UPON THE COMPANY, COULD DIFFER MATERIALLY FROM THOSE PRESENTED IN THIS PROSPECTUS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    The Company manufactures and sells the ASA 312 network information computer and has other products in design and development. The ASA 312 and the Company's planned products are based on the Company's core software, firmware and hardware technology which was developed over a five year period. In February 1996, the Company commenced sales of the ASA 312. To date, the Company has not entered into long term agreements or blanket purchase orders for the sale of its products, but generally obtains purchase orders for immediate shipment and other cancelable purchase commitments. The Company's sales during a particular quarter are, therefore, highly dependent upon orders placed by customers during the quarter. Consequently, sales may fluctuate significantly from quarter to quarter due to the timing and amount of orders from customers, among other factors.

    The Company allocates all of its fixed production costs to the cost of goods sold of those products shipped during a given period. Accordingly, gross profit may fluctuate significantly from period to period as a result of the change in overall sales volumes. Gross profit may be affected in the future by the introduction of new products which generate differing gross margins and the sales mix during a given period. In addition, the Company plans to pursue OEM relationships with respect to the sale of certain of its on-line remote access products in development. The Company has not negotiated any such arrangements but anticipates that its pricing to OEM partners would be less than with respect to direct sales resulting in lower gross margins in connection with these arrangements. However, sales and marketing expenses are generally lower in the case of sales to OEM partners.

    The Company believes that its operating expenses will continue to increase as a result of a variety of factors including: (i) increased research and development expenses associated with the completion of the products in development and the continued enhancement of existing products; and (ii) increased selling, general and administrative expenses associated with continued expansion of sales and marketing capabilities, product advertising and promotion. The Company recognizes research and development expenses when incurred.

RESULTS OF OPERATIONS

    NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

    SALES. Sales of the ASA 312 increased from $0 for the nine months ended September 30, 1995 to $3.0 million for the nine months ended September 30, 1996 reflecting the initiation of sales of the ASA 312 during the first quarter of 1996. Total sales of $185,000, $1.1 million and $1.7 million were made during the first, second and third quarters of 1996, respectively. During the nine months ended September 30, 1996, sales to MCI, PacTel and Tellabs accounted for 31%, 18% and 13% of sales, respectively. The Company does not anticipate that the sales to these customers will continue to be as significant in future periods and is therefore dependent upon broadening its customer base to maintain or increase its level of sales.

    COST OF GOODS SOLD. Cost of goods sold increased from $0 for the nine months ended September 30, 1995 to $1.2 million for the nine months ended September 30, 1996. Gross margin on the sale of ASA 312 units during the nine months ended September 30, 1996 was 62%. Cost of goods sold includes direct costs of subassemblies and components, fixed costs of the Company's production department, indirect costs, and contract services. Fixed production costs amounted to $319,000 for the nine months ended September 30, 1996.

    OPERATING EXPENSES. Operating expenses increased 90% from $1.9 million for the nine months ended September 30, 1995 to $3.6 million for the nine months ended September 30, 1996 as a result of increases in research and development and selling, general and administrative expenses. Research and development expense increased 41% from $1.1 million for the nine months ended September 30, 1995 to $1.7 million for the nine months ended September 30, 1996 primarily as a result of adding engineering personnel to expand the Company's technology and to develop new products. Selling, general and administrative expenses increased 168% from $725,000 for the nine months ended September 30, 1995 to $2.0 million for the nine months ended September 30, 1996 primarily due to facility expansion, employment of managerial and support staff and commissions directly related to sales.

    NET INTEREST EXPENSE. Net interest expense increased 13% from $367,000 for the nine months ended September 30, 1995 to $414,000 for the nine months ended September 30, 1996 primarily due to servicing short-term debt, all but $750,000 of which had been retired as of the date of this Prospectus.

    NET OTHER EXPENSE. Net other expense increased from $0 for the nine months ended September 30, 1995 to $193,000 for the nine months ended September 30, 1996, primarily due to nonrecurring extension fee payments associated with short term indebtedness of the Company which had been retired prior to the date of this Prospectus.

    1995 COMPARED TO 1994

    OPERATING EXPENSES. Operating expenses increased 74% from $1.6 million for 1994 to $2.7 million for 1995 as a result of increases in research and development and selling, general and administrative expenses. Research and development expense increased 22% from $1.2 million for 1994 to $1.5 million for 1995 as a result of additional personnel costs incurred to support the development of enhancements to new applications for and pre-production costs related to the ASA 312. Selling, general and administrative expense increased 272% from $327,000 for 1994 to $1.2 million for 1995 due to increased administrative personnel and costs associated with the introduction of the ASA 312 at trade shows.

    NET INTEREST EXPENSE. Net interest expense increased 438% from $114,000 for 1994 to $613,000 for 1995 primarily as a result of the incurrence of indebtedness to finance operations.

    1994 COMPARED TO 1993

    OPERATING  EXPENSES.   Operating expenses  increased 188%  from $545,000 for
1993 to $1.6 million for 1994 as a result of increases in research and development and selling, general and administrative expenses. Research and development expense increased 183% from $439,000 for 1993 to $1.2 million for 1994 primarily as a result of an increase in technical personnel to support development of the Company's technology, the purchase of components to manufacture prototype products and product design expenses associated with the ASA 312. Selling, general and administrative expenses increased 209% from $106,000 for 1993 to $327,000 for 1994, primarily as a result of increased personnel and employee relocation costs.

    NET INTEREST EXPENSE. Net interest expense increased 178% from $41,000 for 1993 to $114,000 for 1994 primarily as a result of reliance on external debt to finance operations.

LIQUIDITY AND CAPITAL RESOURCES

    Operating expenses through December 31, 1995 were financed primarily with borrowings. As of December 31, 1995, the Company had incurred indebtedness of $7.9 million, all of which was short-term. During the nine months ended September 30, 1996, the Company sold 2,518,917 shares of Common Stock in private transactions, including the issuance of 1,283,003 shares upon the exercise of outstanding options and warrants for an aggregate of $13.7 million and issued $750,000 in 18% unsecured subordinated promissory notes due May 31, 1997 (the "Notes"). The proceeds of the sale of such Common Stock were used for working capital and to retire all of the Company's indebtedness other than the Notes. The Company's working capital position improved from a deficit of $8.6 million as of December 31, 1995 to $2.3 million as of September 30, 1996 primarily due to the issuance of Common Stock, increases in accounts receivable and decreases in short-term obligations.

    The Company requires substantial working capital to fund its business, particularly to finance inventories and accounts receivable and for capital expenditures. As a result of the substantial quarterly increase in sales, trade accounts receivable increased to $1.4 million as of September 30, 1996. The Company's future capital requirements will depend on many factors, including the rate of revenue growth, the timing and extent of spending to support product development efforts and expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products and market acceptance of the Company's products. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms or at all.

    Management estimates that capital expenditures will be approximately $1.2 million in the fourth quarter of 1996 and $4.0 million in 1997, and that these amounts will be used for the purchase of equipment related to product development and automation of production operations, for the purchase of tooling for plastic injection production molds, for ASA 312 production and for furniture, fixtures and equipment in connection with leasing additional space for the Company's operations.

    The Company believes that the net proceeds of the Offering and anticipated cash flow from operations will be sufficient to fund the Company's working capital and capital expenditure requirements at budgeted levels through 1997.

RECENT PRONOUNCEMENT

    SFAS   No.  123,  "Accounting   for  Stock-Based  Compensation"  establishes
financial accounting and reporting standards for stock-based employee compensation plans, including stock options. SFAS No. 123 defines and encourages the use of the fair value method of accounting for employee stock-based compensation. Continuing use of the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25 ("APB 25") for measurement of employee stock-based compensation is allowed with pro forma disclosures of net income and net income per share as if the fair value method of accounting had been applied. SFAS No. 123 is effective for transactions entered into for years after December 15, 1995. The Company has determined that it will continue to use the method of accounting prescribed in APB 25 for measurement of employee stock-based compensation, and will begin providing the required pro forma disclosures in its financial statements for the year ended December 31, 1996 as allowed by SFAS No. 123. In the opinion of management, SFAS No. 123 is not expected to have a material impact on the Company's financial statements.

QUARTERLY OPERATING RESULTS (UNAUDITED)

    The following table presents unaudited quarterly operating results for each of the Company's quarters since January 1, 1996. This information has been prepared by the Company on a basis consistent with the Company's financial statements and includes all adjustments, consisting only of normal recurring accruals in accordance with generally accepted accounting principles. Such quarterly results are not necessarily indicative of future operating results. This information should be read in conjunction with the Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

                                                                              THREE MONTHS ENDED
                                                       -----------------------------------------------------------------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                        MARCH 31,                 JUNE 30,                 SEPTEMBER 30,
                                                          1996      % OF SALES      1996      % OF SALES       1996
                                                       -----------  -----------  -----------  -----------  -------------
Sales................................................   $     185          100%   $   1,129          100%    $   1,723
Gross profit.........................................          60           32%         732           65%        1,093
Operating expenses:
  Research and development...........................         464          251%         522           46%          667
  Selling, general and administrative................         421          227%         591           52%          933
                                                       -----------         ---   -----------         ---        ------
Total operating expenses.............................         885          478%       1,113           98%        1,600
Operating income (loss)..............................        (825)                     (381)                      (507)
Interest income (expense)............................        (309)                      (88)                       (17)
Other income (expense)...............................           2                         3                       (198)
                                                       -----------               -----------                    ------
Net income (loss)....................................   $  (1,132)                $    (466)                 $    (722)
                                                       -----------               -----------                    ------
                                                       -----------               -----------                    ------
Net income (loss) per share..........................   $   (0.05)                $   (0.02)                 $   (0.03)
                                                       -----------               -----------                    ------
                                                       -----------               -----------                    ------

                                                       % OF SALES
                                                       -----------
Sales................................................         100%
Gross profit.........................................          63%
Operating expenses:
  Research and development...........................          39%
  Selling, general and administrative................          54%
                                                              ---
Total operating expenses.............................          93%
Operating income (loss)..............................
Interest income (expense)............................
Other income (expense)...............................
Net income (loss)....................................
Net income (loss) per share..........................

                                    BUSINESS

    Digital Lightwave develops, manufactures and sells advanced computer systems that provide information concerning the performance of telecommunications networks and transmission equipment. The Company believes that there is a growing need on the part of its customers, which include telecommunications service providers and network equipment manufacturers, to obtain such information in order to verify and manage the transmission of voice, data and video and to plan and implement network expansion more effectively. The Company's product, the ASA 312, is a portable software-based network information computer that is designed to outperform conventional hardware-based network test instruments. The ASA 312 is "user friendly," lightweight, compact, and easily operated through a touch sensor over a full color display. The Company believes that the ASA 312 is the only integrated product that enables users to understand and process information, simultaneously and without interruption, from telecommunications networks utilizing: (i) the legacy T-Carrier protocol at rates DS-1 and DS-3; (ii) the fiber optic SONET protocol at rates OC-1, OC-3, OC-3c and OC-12; and (iii) the ATM protocol. The Company plans to utilize the core technologies employed in the ASA 312 to develop a family of on-line remote access network information products.

    The Company began shipping the ASA 312 in February 1996. The customers which have purchased the ASA 312 include: (i) IXCs, such as MCI; (ii) RBOCs, such as PacTel; (iii) CAPs, such as U.S. South; (iv) independent telephone companies, such as GTE; (v) network equipment manufacturers, such as Tellabs; (vi) equipment leasing companies, such as AT&T Capital; and (vii) the U.S. Department of Defense.

INDUSTRY DEVELOPMENT

    Over the past several years, LANs and WANs have evolved to satisfy the computing demands of an increasing base of users for a variety of applications, from e-mail to video conferencing. LANs and WANs have expanded in terms of traffic volume, number of workstations and diversity of locations, becoming increasingly important conduits through which business is conducted. During the same time, there has been a rapid increase in the number of Web sites on and utilization of the Internet as well as the continued growth of wireless networks. Traffic volume generated by LANs, WANs, wireless networks and the Internet has placed substantial demands on the public telecommunications network. In order to satisfy the substantially increased demand for capacity, bandwidth and enhanced data services, telecommunications service providers have added newer, higher capacity fiber optic cable to their existing infrastructure.

    Domestic service providers have added high speed fiber optic SONET transmission equipment to the installed base of legacy T-Carrier transmission equipment, while international service providers have installed SDH transmission equipment with high-speed transmission capabilities similar to SONET. These optical transmission protocols (referred to as SONET in North America and SDH elsewhere) provide a powerful transport technology which can carry legacy T-Carrier signals at the more rapid SONET transmission rates as well as enhanced data services utilizing the ATM protocol. SONET/SDH is designed to allow individual synchronous packages to be added to or dropped from broadband transmissions without the need to multiplex or demultiplex the transmissions, thereby reducing infrastructure costs and increasing efficiency. The Company anticipates that as a result of growing customer demand for high speed end-to-end performance to support enhanced data services, SONET, ATM and other advanced transport technologies will ultimately replace T-Carrier systems given the more efficient transport and reduced cost of transmission associated with such technologies. With the transition to SONET transmission equipment, the number of telecommunications equipment manufacturers has increased and new entrants have gained significant market share. In addition, IXCs, RBOCs, CAPs and independent telephone companies have begun to compete actively in local and long-distance markets as a result of deregulation of the domestic telecommunications industry.

    In light of these developments, the Company believes that:

    -Telecommunications service providers face competitive pressure to install high performance network transmission and cross-connect equipment to provide greater bandwidth and quality of service to their customers.

    -Telecommunications service providers may seek to monitor on a continuous, "real-time" basis the transmissions passing through their network elements in order to offer the consistent and reliable quality of service necessary to charge premium rates. In addition, large end-users of telecommunications services may also require network information products to monitor service received from the public telecommunications network and to manage private WANs.

    -Equipment manufacturers will be subjected to more exacting standards in designing, engineering and manufacturing their products.

THE DIGITAL LIGHTWAVE SOLUTION

    The Company's objective is to develop a series of products which: (i) assist telecommunications service providers with the installation and management of network transmission and cross-connect equipment; (ii) enable telecommunications service providers to monitor network elements continuously in order to assure consistent and reliable quality of service; and (iii) assist equipment manufacturers in designing, engineering and manufacturing their products.

    In February 1996, the Company began shipping the ASA 312, a network information computer that identifies, processes and reports in real time the status of any single bit or any specified group of bits within high speed digital transmissions. The ASA 312 enables users to multiplex and demultiplex, process and report information simultaneously regarding T-Carrier, SONET and ATM transmissions. The Company plans to develop and offer: (i) the ASA 312E, a modified version of the ASA 312 to serve international markets; (ii) the NIC, a notebook size fully programmable network information computer; (iii) on-line remote access products which can be permanently installed at network elements to gather and report network information on a continuous, "real time" basis; (iv) a series of on-line remote access products to serve international markets; and (v) a family of products to provide information regarding the service quality delivered to LANs and WANs from the public network. See "-- Product Development" for a description of the stage of development of each of the Company's planned products.

    The following table sets forth the customers which the Company intends to target with the ASA 312 and the other products which it plans to develop.

                   DIGITAL LIGHTWAVE GLOBAL NETWORK INFORMATION SOLUTIONS

PRODUCT FAMILY                                        TARGET CUSTOMERS
Network Information Computers
  ASA 312                       Installers and technicians for North American
                                telecommunications service providers; equipment
                                manufacturers
  ASA 312E*                     Installers and technicians for international
                                telecommunications service providers; equipment
                                manufacturers
  NIC*                          Domestic and international network engineers, architects,
                                network planners and managers of telecommunications service providers
On-line Remote Access           Strategic planners for telecommunications service providers
Products*
LAN/WAN Edge Products*          LAN/WAN technical managers

*   In development. See "-- Product Development."

    The Company believes that the ASA 312 and the Company's other planned products will assist users in determining on a continuous, "real-time" basis the quality of service, character of content, source and destination of traffic and level of congestion, as well as complete directional and status information, for telecommunications transmissions. Utilizing this information, telecommunications service providers will be better able to: (i) verify that each network element is functional, has been installed properly, is communicating properly with all other network elements and has the capacity to handle peak loads; (ii) provide, without service interruption, control and maintenance of transmission and cross-connect equipment; (iii) plan for the growth and development of their networks; and (iv) store and manage network information.

COMPANY STRATEGY

    The Company has developed a growth strategy which is designed to increase its market share and expand distribution across a wide range of customers. The key elements of the Company's strategy for growth include:

    INCREASE DOMESTIC SALES. The Company will seek to increase sales of the ASA 312 by recruiting additional internal sales staff to broaden its customer base and obtain repeat orders from existing customers. In addition, the Company plans to enter the existing domestic market for on-line T-Carrier remote access products and obtain an early market position as a supplier of on-line SONET and ATM remote access products. Futher, the Company intends to supplement its direct sales network and develop strategic OEM partnering relationships with network equipment manufacturers. Further, the Company plans to obtain an early market position as a supplier of on-line SONET and ATM remote access products.

    PENETRATE INTERNATIONAL MARKET. The Company believes that significant demand exists outside the United States for products such as the ASA 312 and the Company's planned on-line remote access products and intends to design and develop versions of these products for international markets. The Company plans to augment its technical staff with approximately eight engineers to complete international versions of the ASA 312 and to develop new products for simultaneous release globally thereafter.

    ESTABLISH TECHNOLOGY LEADERSHIP. The Company believes that the ASA 312 offers superior performance over competing products and intends to continue to devote significant resources to research and development in an effort to establish its existing and planned products as leaders in network information technology. The Company also intends to broaden its product line by licensing or acquiring selected technologies that are outside the scope of its research and development activities.

TECHNOLOGY

    The following core technologies are used in the ASA 312 and provide a basis for certain of the Company's products in development: (i) a software operating environment which runs over a MS-DOS platform; (ii) programs which operate the Company's firmware and hardware; (iii) graphical user interface programs running in a windowed environment; (iv) Network Protocol Translators ("NPTs"), which are modular gate arrays that supply discrete network information from signals at specific bandwidths and on specific protocols; and (v) Network Protocol Processors ("NPPs"), which are modular hardware platforms for the processing of various ranges of bandwidth and protocols.

    The Company's software is written in object oriented code and provides users of the ASA 312 with access to an intuitive graphical user interface. The open architecture of the Company's software establishes a platform for the development of additional features and applications.

    NPTs supply information as to each bit or specified groups of bits being transmitted in order to identify and process information concerning the overhead and payload carried by network transmissions. NPTs are combined with a microprocessor, discrete integrated circuits and other firmware in NPPs. NPPs interface, frame and process network information from a number of protocols and transmission speeds. NPPs also can insert user-programmable payloads and user-specified overhead into a transmission.

    The graphic presented below illustrates the hardware architecture of NPPs and their combination with other core hardware and firmware technology utilized in the ASA 312 and the planned series of the Company's network information computers.

                                            The NPPs  consist  of  hardware  and
                                          firmware  which    isolate and process
                                          information regarding
                                          telecom  munications traffic.

               [GRAPHIC]

                                            The non-blocking switch matrix is  a
                                          high  speed gate    array managed by a
                                          microprocessor with  dedicated     RAM
                                          which   allows  users  to  switch  and
                                          direct signals   among different NPPs.

                                            The   system    microprocessor    is
                                          provided  by a single   board computer
                                          host running proprietary software.
    In order to allow its customers to work simultaneously with different bandwidths and protocols, the Company has developed a non-blocking switch matrix and applications software which allow the Company's customers to "frame up" on a given signal and multiplex or demultiplex the signal into different transmission speeds and protocols. These functions allow customers to derive information concerning the functioning of the network under various existing or potential conditions.

    The following reproduction of the graphical user interface used to access the switch matrix depicts the manner in which customers can simultaneously break down high speed signals into their components, route traffic, combine lower speed signals into higher speed signals, change signals from one protocol to another and generate signals so that the functioning of network elements under different conditions can be simulated and assessed.

                                   [GRAPHIC]

PRODUCTS

    The Company currently manufactures and sells the ASA 312, a "user friendly," portable computer which is designed to enable users to access and process information concerning the performance of telecommunications networks and transmission equipment. The ASA 312 was designed to compete against existing network test instruments by incorporating their functions into a software-based information processing system. The Company believes that the ASA 312 represents the first of a new class of products which the Company calls "network information computers." With the ASA 312, telephone companies and other operators of large telecommunications networks, as well as manufacturers of network transmission and cross-connect equipment, are able to (i) verify and manage information concerning the transmission of voice, data and video traffic and (ii) plan for and implement network expansion more effectively. Telecommunications equipment manufacturers also use the ASA 312 in designing, engineering and manufacturing their products as well as in providing ongoing customer support. The ASA 312 has a suggested list price of $37,500 when equipped with T-Carrier and SONET capabilities, and $47,500 when ATM capabilities are also included, which prices are at or below the price of the test instruments with which the ASA 312 competes.

    The following table sets forth certain features of the ASA 312 which the Company believes provide superior performance over the test instruments with which the ASA 312 is designed to compete, based upon the descriptions of the capabilities of the currently available test instruments set forth in the catalogs and manuals for such products:

               FEATURE                                   CUSTOMER BENEFIT
Software-based                         Provides for custom features and field upgrades.
One simple menu format for all         Easy to learn. Easy to set-up.
protocols
Touch sensor over full color windowed  Easy to use by personnel of all levels of aptitude.
graphics                               Intuitive graphical user interface. Clear display of
                                       data.
Transmitting and receiving of signals  Can review multiple network elements simultaneously.
at all of the protocols                Reduces overall task time.
simultaneously
Multiplexing/Demultiplexing            Can review simultaneously the interaction between
                                       multiple network elements. Allows formulation of new
                                       diagnostic procedures.
Switch matrix                          Facilitates configuration of the product for dropping
                                       and inserting traffic from, into and between
                                       different protocols.
Remote operation                       Provides complete, direct and identical operation of
                                       the product at a remote site.
Ethernet interface                     Provides operation of the product via LAN.
Laptop profile/lightweight             Truly portable.
PCMCIA card for expanded memory        Can display long-term history graphs. Provides
                                       recallable setups. Can store significant amounts of
                                       data.
Non-volatile memory                    Saves data when turned off.
Software calibration                   Allows calibration by the customer which reduces cost
                                       and down-time.

    The ASA 312 competes against the test instruments currently available on the market, which are hardware based, work with one transmission speed or protocol at a time, cannot simultaneously switch and multiplex or demultiplex different signals to derive information concerning embedded signals, cannot store a significant amount of data and which the Company believes are generally more difficult to use than the ASA 312.

    The ASA 312 processes, interleaves and transports T-Carrier, SONET and ATM protocols. The ASA 312 generates, transmits, receives and processes T-Carrier electronic signals and SONET and ATM fiber optic signals and provides access to T-Carrier signals and overhead and SONET and ATM status and control overhead. The Company believes that the ASA 312 is the only integrated product that enables users to understand and process information, simultaneously and without interruption, from networks utilizing the legacy T-Carrier protocols at rates DS-1 and DS-3 and the fiber optic SONET protocol at rates OC-1, OC-3, OC-3c and OC-12, as well as from networks transporting enhanced data services utilizing the ATM protocol integrated into a single lightweight, compact unit. The ASA 312's graphical user interface is a touch sensor over a large color display which provides simple and intuitive windowed graphics and menus. The ASA 312 may be accessed remotely by modem or through direct connection to an Ethernet LAN so that an operator can control, from any workstation, the functions of a remote ASA 312.

CUSTOMERS

    The Company has sold a total of 102 units of the ASA 312 to 20 customers, including each of the following:

IXCS
MCI Telecommunications Corp.
Sprint Corp.

RBOCS
Ameritech Corporation
Pacific Telesis Group
SBC Communications Inc.

INDEPENDENT TELEPHONE COMPANIES
GTE Corp.
Sprint Centel

EQUIPMENT LEASING COMPANIES
AT&T Capital Corp.
GE Capital TMS
McGrath Rentelco
CAPS

Five Star Telecom Inc.
MRC Telecommunications Inc.
Toledo Area Telecommunications Services, Inc. U.S. South Communications, Inc.

EQUIPMENT MANUFACTURERS

Alcatel Network Systems, Inc.
Hekimian Laboratories, Inc.
Hitachi Telecom Technologies Co., Ltd.
NEC America, Inc.
Tellabs Operations, Inc.

GOVERNMENT AGENCIES

U.S. Department of Defense

    In most instances, customers designate the ASA 312 as standard operating equipment prior to purchase. In addition, as to most of the above customers, the ASA 312 has been designated as standard operating equipment by AT&T Corp. ("AT&T") and US WEST Communications, Inc. ("US West"). On August 1, 1996 Ameritech Corporation completed a "request for qualifications" procedure evaluating the ASA 312 and the competitive products, designated the ASA 312 as its standard operating equipment for evaluating SONET systems and entered into a three-year agreement (the "Ameritech Agreement") for the purchase of the ASA
312. While neither Ameritech, AT&T or US West are obligated to purchase ASA 312s, such approvals enable employees of these companies to purchase the ASA 312, subject to budgetary and other constraints.

    The Company has pursued a policy of involving key customers in the evaluation of products in development and continually solicits suggestions from customers regarding additional desirable features of products which it has introduced or plans to develop. Because the Company's products are software based, the Company has generally been able to satisfy requests for additional feature sets through field software upgrades made by the Company.

    During the nine months ended September 30, 1996, sales to MCI, PacTel and Tellabs accounted for 31%, 18% and 13% of total sales, respectively. There can be no assurance regarding the amount or timing of purchases by MCI, PacTel, Tellabs or any other customer in any future period. Broad acceptance of the ASA

312 and future products is critical to the Company's future success and is subject to substantial uncertainties. See "Risk Factors -- Uncertain Market Acceptance of the Company's Existing Product and Planned Products, Dependence on Single Product" and "--Customer Concentration."

SALES, MARKETING AND CUSTOMER SUPPORT

    SALES. The Company markets the ASA 312 to telecommunications service providers and network equipment manufacturers through an internal sales force (currently consisting of 12 employees). The Company's internal sales force includes managers based at the Company's principal executive offices and a regional sales staff. In addition, the Company has retained a limited number of independent non-exclusive representative firms which have experience in the sale of telecommunications equipment.

    The primary roles of the Company's internal sales force are (i) to ensure that existing and potential customers in each territory are being regularly contacted, (ii) to differentiate the features and capabilities of the Company's products from competitive offerings, (iii) to assist customers with the implementation of the Company's products and (iv) to serve as a direct link to assure quality and timely customer support. In addition, the Company believes that its investment in its internal sales staff helps the Company to monitor changing customer requirements, as well as the development of industry standards. The Company intends to continue to augment its internal sales organization to promote the Company's products and to ensure direct contact with the Company's current and potential customers.

    MARKETING. In marketing the ASA 312. the Company focuses on the divisions of telecommunications service providers that are responsible for planning and installing extensions of the network. In contrast, the Company has directed its preliminary marketing efforts relating to its planned on-line remote access products towards the strategic planning divisions of telecommunications service providers. The Company seeks to build awareness of its products through a variety of marketing channels and methodologies. The Company participates in industry trade shows and conferences and makes direct mailings to targeted potential customers. The Company has also established a direct telemarketing staff to identify opportunities for the Company's internal sales staff.

    CUSTOMER SUPPORT. The Company is dedicated to providing comprehensive customer support. All service, repair and technical support of the ASA 312 are performed in-house utilizing sub-assemblies and components obtained from the Company's regular sources of supply. The Company's technical support engineers are trained in the hardware and software incorporated in the ASA 312, as well as the networks and transmission equipment operated by its customers. The Company offers technical support to its customers 24 hours a day, 7 days a week, via an 800 hotline and through paging systems for all support personnel. The Company offers a three-year limited warranty on all components of its products, other than the laser transmitter unit, which has a one-year limited warranty, and software and firmware, which have a 90-day limited warranty.

PRODUCT DEVELOPMENT

    The Company believes that its future success depends on its ability to achieve technological leadership which will require ongoing enhancements of the ASA 312 and the development of new applications and products that meet a wide range of customer needs. Accordingly, the Company intends to continue to make substantial investments in the development of new technologies, the commercialization of new products building on the Company's existing technological base and the enhancement and development of additional applications for the ASA 312. The Company plans to establish and maintain a budget for research and development expense at a minimum of 9% of sales during each fiscal year.

    The Company has organized its product development efforts into three main groups as follows: (i) the microelectronics group is devoted to the further development of hardware and firmware technologies; (ii) the software development group is devoted to developing new applications software for emerging signaling speeds and protocols and providing greater processing power for the Company's hardware platforms; and (iii) the hardware development group is devoted to reducing further the size and weight of the Company's products, designing printed circuit boards for new applications and developing enhancements to streamline production. The Company intends to increase the size of its technical staff by adding microelectronic and software engineers, including those with particular understanding of international transmission protocols and standards.

    Described below are various planned products of the Company currently in the preliminary stages of development. With respect to each of these, product definitions, including proposed features and functions, have been established, components have been specified and pricing has preliminarily been established to seek responses from potential customers. However, prototypes for these products have not yet been assembled.

    MODIFIED VERSIONS OF THE ASA 312.   The Company currently plans to  develop:
(i) a factory installed OC-48 option for the ASA 312; and (ii) the ASA 312E, a modified version of the ASA 312 to serve international markets.

    NIC. The Company plans to develop the "NIC," a notebook-size network information computer which is planned to contain various customer selected NPPs. Different series of NICs will include various NPP cards that will interface with transmission speeds ranging from 64 Kbps to 2.4 Gbps for T-Carrier, PDH, SONET, SDH and ATM protocols. The Company plans to design the NIC to enable users to access not only the network information provided by the NPPs, but also to write programs using this data. For example, the Company intends to design the NIC to be able to extract data from a particular network element, to search for a particular condition (such as a certain level of data congestion at the network element) and to intervene actively to alter the way in which traffic is routed. The NIC will be designed to provide the means to transfer data derived from the NPPs to a conventional computing environment of word processing and spreadsheet programs for storage, processing and reporting.

    ON-LINE REMOTE ACCESS PRODUCTS. The Company intends to use the hardware and firmware technology utilized in the ASA 312 to develop a family of on-line remote access products for sale to telecommunications service providers and equipment manufacturers. Specifically, the Company plans to design NPPs as rack-mountable cards for permanent installation at any network element to assist telecommunications service providers in monitoring a wide range of transmission speeds and T-Carrier, SONET, SDH and ATM protocols from a remote location. The remote operator will be able to access the NPPs via the operator's Ethernet LAN or through the Internet. These products will feature an intuitive, graphical user interface software and will be designed to allow customers to use their own computers (or the NIC for fully programmable monitoring) while still accessing the graphical interface found on the ASA 312.

    The Company also plans to design the on-line remote access products for integration into network transmission and cross-connect equipment on an OEM basis prior to installation or as a system enhancement subsequent to installation of a network element. These products will be designed to report information concerning the transmissions at a specific network element in "real time" and break out low speed signals so that telecommunications service providers can evaluate embedded protocols within a high speed optical signal.

    NPP 155H. The Company plans to develop the "NPP 155H", a hand-held ATM network analyzer, which is intended to be used in the installation and maintenance of ATM switches and routers. This product will be designed with intended capabilities at both the physical layer and the ATM cell layer. It will be configured with a DS-3, OC-3 or 155 Mbps UTP interface.

    NIU 130. The Company plans to develop the "NIU 130", a T-3 network interface unit, which is intended to provide the terminal interface between the network provider and customer premises equipment. The NIU 130 also will be designed to provide positive indication of customer service turn up, as well as testing and problem arbitration of network service and customer equipment. In addition, the NIU 130 will be designed to monitor the network signal performance on site and to respond to standard far-end alarm and control (FEAC) codewords.

PRODUCTION

    The Company's manufacturing operations consist primarily of material planning and procurement, final assembly, software loading, testing and quality assurance. The Company's operational strategy relies on outsourcing of manufacturing to reduce fixed costs and to provide flexibility in meeting market demand. The Company currently subcontracts component procurement and kitting and printed circuit board assembly to a company that specializes in these services. The Company takes the printed circuit board-based modules produced by its contract manufacturer and inserts them into product enclosures in combination with the Company's software.

    In connection with its outsourcing strategy, the Company is seeking to secure additional sources of supply, including additional contract subassembly and component manufacturers. The Company has experienced in the past, and may in the future experience, problems with its contract manufacturers, in areas such as quality, quantity and on-time delivery. In addition, the Company may in the future experience pricing pressure from its contract manufacturers.

    The Company uses a rolling six-month forecast based on anticipated product orders to determine its general materials and component requirements. Lead times for materials and components ordered by the Company vary significantly, and depend on factors such as the specific supplier, purchase terms and demand for a component at a given time. Currently, the Company acquires materials and orders certain standard subassemblies based on the Company's forecast. Upon receipt of firm orders from customers, the Company assembles fully-configured systems and subjects them to a number of tests before shipment. If orders do not match forecasts, the Company may have excess or inadequate inventory of certain materials and components.

    Although the Company generally uses standard parts and components for the ASA 312, several key components used in the manufacture of the ASA 312 are currently purchased only from single or limited sources. At present, the Company's only single-sourced component is a SONET overhead terminator. Limited-sourced components used in the ASA 312 include a single board computer, a power supply, a touch sensor and controller, plastic housing units and other discrete components. The Company generally does not have long-term agreements with any of these single or limited sources of supply. Any interruption in the supply of any of these components, or the inability of the Company to procure these components from alternate sources at acceptable prices and within a reasonable time, could have a material adverse effect upon the Company's business, financial condition and results of operations. Qualifying additional suppliers is time consuming and expensive and the likelihood of errors is greater with new suppliers. See "Risk Factors -- Substantial Increase in Manufacturing Operations; Dependence Upon Contract Manufacturing and Limited Source Suppliers."

BACKLOG

    The Company's backlog at September 30, 1996 was approximately $306,000. Variations in the size and delivery schedules of purchase orders received by the Company, as well as changes in customers' delivery requirements, may result in substantial fluctuations in backlog from period to period. Accordingly, the Company believes that its backlog cannot be considered a meaningful indicator of future financial results.

COMPETITION

    The market in which the ASA 312 is sold and certain of its planned on-line remote access products are intended to be sold is intensely competitive and subject to rapid change as a result of technological developments and other factors. The Company believes that the principal competitive factors in its market are technical resources and expertise relating to a wide range of bandwidth and protocols, product features, reliability, price, timeliness of new product introductions, timely adoption of emerging industry standards, service, support, size, name recognition and installed base.

    The Company believes that there are four current principal competitors which offer products which compete with the ASA 312, including Hewlett-Packard, Tektronix, Dynatec and Wandel & Goltermann, and less than ten other companies which offer on-line remote access products, which are currently limited to T-Carrier transmissions and do not provide the capability to monitor fiber optic transmissions, the principal of which are Applied Digital Access and Hekimian. The companies that offer test instruments in competition with the ASA 312 do not offer on-line remote access products. Accordingly, the Company believes that there are currently no competitors that provide an integrated comprehensive solution to on-line performance monitoring transmission speeds from DS-1 through OC-12 and no providers of portable equipment which cover the full range of features offered by the ASA 312. However, such competitors and certain prospective competitors have significantly longer operating histories, larger customer bases, greater name recognition and technical, financial, manufacturing and marketing resources than the Company. In addition, a number of these competitors have long established relationships with the Company's customers and potential customers. The Company believes it is likely that competitors will enter the market for most if not all of the products which the Company will offer. See "Risk Factors -- Competition."

INTELLECTUAL PROPERTY

    The Company relies on a combination of trade secret, copyright and trademark protection and non-disclosure agreements to protect its core technology. Although the Company has pursued and intends to continue to pursue patent protection of certain aspects of its technology that it considers important, the Company believes that its success will be largely dependent on its reputation for technology, product innovation, affordability, marketing ability and response to customers' needs. As of the date of this Prospectus, the Company had pending two U.S. patent applications covering certain aspects of its technology. There can be no assurance that the Company will be granted any patents or that, if any patents are granted, they will provide the Company with significant protection or will not be challenged.

    The Company believes that the rapid rate of technological change and the relatively long development cycle for integrated circuits are also significant factors in the protection of the Company's intellectual property. The Company's NPTs incorporate unique system architectures that have been developed based on a broad understanding of public and private networks, signaling protocols and network information requirements of the Company's customer base. As part of its confidentiality procedures, the Company generally enters into non-disclosure agreements and proprietary information and inventions agreements with its
employees   and  suppliers,  and  limits  access  to  and  distribution  of  its proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's technology without authorization. Accordingly, there can be no assurance that the Company will be successful in protecting its intellectual property or that the Company's rights will preclude competitors from developing products or technology equivalent or superior to that of the Company.

    The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Although the Company is not aware of any infringement or claimed infringement by its products or technology of the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertions will not result in costly litigation or require the Company to obtain a license to intellectual property rights of such parties. There can be no assurance that any such licenses would be available on terms acceptable to the Company, if at all. Furthermore, litigation could result in substantial cost to and diversion of efforts by the Company regardless of outcome. Any infringement claims or litigation against the Company could materially and adversely affect the Company's business, financial condition and results of operations. In addition, the Company's growth strategy includes a plan to enter international markets and the laws of some foreign countries do not protect the Company's proprietary rights regarding its products to the same extent as do the laws of the United States. See "Risk Factors -- Dependence on Proprietary Technology."

FACILITIES

    The Company occupies 15,824 square feet of office and engineering space in Clearwater, Florida, with rent payable in the amount of $266,000 per year plus a portion of operating expenses. This facility is leased through January 31, 1998. The Company has an option to extend the term of the lease for an additional three-year period.

REGULATION

    The Company's products must meet industry standards and receive certification for connection to certain public telecommunications networks prior to their sale. In the United States, the Company's products must comply with various regulations promulgated by the FCC and Underwriters Laboratories. Internationally, the Company's products must comply with standards established by telecommunications authorities in various countries as well as with recommendations of the Consultative Committee on International Telegraph and Telephony. In addition, certain products must be certified by Bell Communications

Research, Inc. in order to be commercially viable. Although the Company's products have not been denied any regulatory approvals or certifications to date, any future inability to obtain on a timely basis or retain domestic or foreign regulatory approvals or certifications or to comply with existing or evolving industry standards could have a material adverse effect on the Company's business, financial condition and results of operations.

    The telecommunications industry is subject to regulation in the United States and other countries. Federal and state regulatory agencies, including the FCC and the various state Public Utility Commissions ("PUCs") and Public Service Commissions regulate most of the Company's domestic customers. In February 1996, the Telecommunications Act of 1996 (the "Telecom Act") was passed. The Telecom Act allows IXCs, RBOCs, CAPs, independents and electric utility companies to compete with each other to provide local and long-distance service. The Company believes that the Telecom Act will increase the demand for systems, software and services as telecommunications service providers respond to the changing competitive environment by constructing new or enhancing existing networks.

    In addition, the FCC and a majority of the states have enacted or are considering regulations based upon alternative pricing methods. Under traditional rate of return pricing, telecommunications service providers were limited to a stated percentage of profit on their investment. Under the new method of pricing, many PUCs have relaxed or eliminated the profit cap in return for the carrier's promise to reduce or hold service prices at current levels. In some states, the PUCs and the carriers have further agreed, in order to win relaxation of profit limits, that the carriers would invest large sums to upgrade the digital and optical capabilities of the network. The Company believes that the new methods of price regulation could increase the demand for its products.

    Outside the United States, telecommunications networks are primarily owned by the government or are strictly regulated by the government. Although potential growth rates of some international markets are higher than those of the United States, access to such markets is often difficult due to the established relationships between the government-owned or controlled telecommunications operating company and its traditional indigenous suppliers. However, there has been a global trend towards privatization and deregulation of the state-owned telecommunications operations. The Company believes that the current trend of privatization and deregulation will continue and that such trend could enhance the Company's international opportunities.

LITIGATION

    The Company is not a party to any material litigation and is not aware of any pending or threatened material litigation.

EMPLOYEES

    The Company employs a full-time staff of 71, of which 19 are engineering personnel, 12 are production personnel, 12 are internal sales staff and 28 are administrative personnel. The Company has agreements with all employees covering assignment of inventions and patents to the Company and confidentiality, as well as a comprehensive security agreement. The Company believes that its relationship with its employees is good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information concerning the executive officers and directors of the Company:

NAME                                             AGE                     POSITION
--------------------------------------------  ---------  -----------------------------------------
Bryan J. Zwan...............................         48  Chairman of the Board,
                                                         Chief Executive Officer, President and
                                                         Director
Seth P. Joseph..............................         41  Senior Executive Vice President and
                                                         Director
Elizabeth W. Weigand........................         39  Executive Vice President-- Operations
Beth A. Morris..............................         42  Chief Financial Officer and
                                                         Vice President--Finance
Bruce A. Bonini.............................         39  Vice President--Sales
Eric A. Mitchell............................         35  Vice President--National Account Sales
Tom V. Williams.............................         43  Vice President--Manufacturing
Kenneth T. Myers............................         42  Vice President--Advanced Products
Denise Licciardi............................         36  Vice President--Administration
Daniel Lorch................................         44  Vice President--Customer Development
Robert Goransson............................         36  Vice President--Qualifications
Doug C. Dohring.............................         38  Director

    DR. ZWAN founded the Company in February 1991 and has served as Chairman of the Board, Chief Executive Officer and a Director since the Company's inception and served as its President from inception until March 1996 and since October 1996. From 1987 to 1991, Dr. Zwan was Chief Executive Officer of Digital Photonics, Inc. ("DPI"), a SONET multiplexer manufacturer which he founded in 1987. DPI was purchased in December 1990 by Digital Transmission Systems, Inc., a manufacturer of digital cross-connect equipment and DS1 modems. From 1985 to 1987, Dr. Zwan was Vice President at DSC Communications Corporation, a global provider of telecommunication transmission, cross-connect and network access equipment. Dr. Zwan was a member of the Research Facility Staff at the Massachusetts Institute of Technology for two years, and holds a Ph.D. in Physics from Rice University and B.S. degrees in Physics and Chemistry from the University of Houston.

    MR. JOSEPH has been Senior Executive Vice President and a Director of the Company since September 1996. For more than the five years prior to September 1996, he was a partner in the law firm of Baker & McKenzie, during which time he concentrated on corporate finance, merger and acquisition transactions and providing general corporate advice.

    MS. WEIGAND has been Executive Vice President--Operations of the Company since September 1994. Prior to joining the Company, from August 1992 to September 1994, Ms. Weigand served as office administrator of a dental practice. From March 1991 to August 1992, Ms. Weigand was Director of Sales at Kenfil Distribution, Inc., a software distributor where she managed a staff of regional sales managers and account executives and structured dealer marketing programs and volume purchase agreements.

    MS. MORRIS has been Chief Financial Officer and Vice President--Finance of the Company since January 1996. Prior to joining the Company as Controller in January 1995, from 1989 through October 1994, Ms. Morris was the Controller of Tredegar Molded Products Co. Technical Center, a division of Tredegar Industries, Inc., dedicated to project management and product development, where she performed various administrative functions in accounting, purchasing and human resources. Ms. Morris is a Certified Public Accountant in the State of Florida.

    MR. BONINI has been Vice President--Sales of the Company since September 1996, having joined the Company in August 1996. From August 1991 to August 1996, Mr. Bonini was the senior sales executive of the Laser Precision Division of GN Nettest, Inc., a global supplier of portable and on-line telecommunications test and measurement equipment, having held other positions with such firm from August 1987 to August 1991.

    MR. MITCHELL has been Vice President--National Account Sales of the Company since September 1996, having served as Vice President--Sales of the Company from April 1995 to September 1996. From October 1992 to March 1995, Mr. Mitchell was the National Sales Manager and then President of Crown Herald, Inc., a manufacturer of imprinted corporate products, where he was initially responsible for various sales and marketing activities and later for all phases of operations. Prior to that, from March 1989 to October 1992, Mr. Mitchell was Regional Manager of Penn Corporation, a manufacturer of imprinted corporate products.

    MR. WILLIAMS has been Vice President--Manufacturing of the Company since April 1995. Prior to joining the Company, from March 1994 to April 1995, Mr. Williams was an independent consultant to Lockheed Martin Corporation, a defense contractor. From February 1991 to March 1994, Mr. Williams was a Program Manager at Group Technologies Corporation, a manufacturer of computers and electronic products.

    MR. MYERS has been Vice President--Advanced Products of the Company since June 1996, having served as Engineering and Design Manager since joining the Company in September 1991. Prior to joining the Company, Mr. Myers was the Chief Engineer at DPI from 1987 to 1991.

    MS. LICCIARDI has been Vice President--Administration of the Company since September 1996. Prior to joining the Company, Ms. Licciardi was Vice President--Administration at Real World Corporation, a software supplier from April 1984 until September 1996.

    MR. LORCH has been Vice President--Customer Development of the Company since June 1996. Prior to joining the Company, from 1980 to June 1996, he served as Chief Executive Officer and President of Digital Engineering, Inc., a nationwide field service and computer maintenance company.

    MR. GORANSSON has been Vice President--Qualifications of the Company since August 1996, having previously served as Quality Assurance Manager of the Company from March 1996 to August 1996. Prior to joining the Company, he served as Project Manager at Ericsson Network Systems, a manufacturer of telephone switching systems, from April 1981 until March 1996.

    MR. DOHRING was elected as a Director of the Company in June 1996. He serves as Chairman of the Board of The Dohring Company, Inc., a firm founded by Mr. Dohring which provides market research and consulting services. In 1995, The Dohring Company had 75 employees and ranked 54th on Advertising Age's list of the top 100 market research firms in the nation. Mr Dohring served as President of the Company from March 1996 to October 1996. From its inception in 1986 until March 1996, he served as Chief Executive Officer of The Dohring Company, Inc.

BOARD OF DIRECTORS

    The Board of Directors currently consists of three members, Messrs. Zwan, Joseph and Dohring. The Company's Bylaws provide that the Board of Directors can fix the authorized number of directors from time to time between one and nine. Upon consummation of the Offering, the Board of Directors will consist of five members (at least two of whom will not be employees of, or otherwise affiliated with, the Company) and will be classified into three classes. The Company's Certificate of Incorporation (the "Certificate") provides that one class of two members, Messrs. Zwan and Joseph, will be elected originally for a term expiring at the annual meeting of stockholders to be held in 1997, another class of two members, including Mr. Dohring, will be elected originally for a term expiring at the annual meeting of stockholders to be held in 1998 and another class of one member will be elected originally for a term expiring at the annual meeting of stockholders to be held in 1999, with each class to hold office until its successor is elected and qualified. At each annual meeting of stockholders, the successors to the class of directors whose term then expires will be elected to hold office for a term expiring at the annual meeting of stockholders held subsequently in three years. The Board of Directors will establish committees, including compensation and audit committees, each of which will report to the Board of Directors.

    Executive officers are appointed by, and serve at, the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company.

COMPENSATION OF DIRECTORS

    During 1995, directors did not receive compensation for serving as members of the Board of Directors. Directors of the Company who are not officers or employees of the Company will receive an annual fee of $10,000. Directors are reimbursed for travel and other expenses relating to attendance at meetings of the Board of Directors or committees.

EXECUTIVE COMPENSATION

    The following table shows, for 1995, the cash and other compensation awarded to, earned by or paid to Dr. Zwan and each other executive officer who earned in excess of $100,000 for all services in all capacities:

                           SUMMARY COMPENSATION TABLE

                                                                             ANNUAL COMPENSATION
                                                                            ----------------------      OTHER
NAME AND PRINCIPAL POSITIONS                                                SALARY(1)     BONUS     COMPENSATION
--------------------------------------------------------------------------  ----------  ----------  -------------
Bryan J. Zwan ............................................................  $  300,000  $   --       $   --
 Chairman of the Board and
 Chief Executive Officer
Al G. Zwan ...............................................................     220,000      --           --
 Former Executive Vice President
Elizabeth W. Weigand .....................................................     140,000      --           --
 Executive Vice President
Kenneth T. Myers .........................................................     100,000      --           --
 Engineering and Design Manager

--------------
(1) Amounts include salary paid during 1995 and deferred salary.
(2) Mr. Al G. Zwan resigned as Executive Vice President of the Company in February 1996.

OPTION PLAN

    The Company's 1996 Stock Option Plan (the "Option Plan") became effective on March 5, 1996. The purpose of the Option Plan is to attract and retain qualified personnel, to provide additional incentives to employees, officers and consultants of the Company and to promote the success of the Company's business. A reserve of 5,000,000 shares of the Company's Common Stock has been established for issuance under the Option Plan. The Option Plan is administered by the Board of Directors who may delegate the administration of the plan to a committee of the Board of Directors. The Board of Directors now has, and such committee would have, complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive stock option or a non-statutory option, the vesting schedule to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding.

    Each option granted under the Option Plan has a maximum term of ten years, subject to earlier termination following the optionee's cessation of service with the Company. Options granted under the Option Plan may be exercised only for fully vested shares. The exercise price of incentive stock options and non-statutory stock options granted under the Option Plan must be at least 100% and 85%, respectively, of the fair market value of the stock subject to the option on the date of grant (or 110% with respect to holders of more than 10% of the voting power of the Company's outstanding stock). The Board of Directors or, when appointed, such committee, has the authority to determine the fair market value of the stock. The purchase price is payable immediately upon the exercise of the option. Such payment may be made in cash, in outstanding shares of Common Stock held by the participant, through a promissory note payable in installments over a period of years or any combination of the foregoing.

    The Board of Directors may amend or modify the Option Plan at any time, provided that no such amendment or modification may adversely affect the rights and obligations of the participants with respect to their outstanding options or vested shares without their consent. In addition, no amendment of the Option Plan may, without the approval of the Company's stockholders (i) modify the class of individuals eligible for participation, (ii) increase the number of shares available for issuance, except in the event of certain changes to the Company's capital structure, or (iii) extend the term of the Option Plan. The Option Plan will terminate on March 4, 2006, unless sooner terminated by the Board of Directors.

    As of the date of this Prospectus, the Company had outstanding options under the Option Plan for an aggregate of 3,286,667 shares of Common Stock. As of the date of this Prospectus, Bryan J. Zwan, Al G. Zwan, Elizabeth W. Wiegand and Kenneth T. Meyers, the persons referred to in the Summary Compensation Table above, had been granted options under the Option Plan for 0, 0, 250,000 and 250,000 shares of Common Stock, respectively.

EMPLOYMENT AGREEMENT

    On September 30, 1996, the Company entered into an employment agreement with Mr. Joseph (the "Employment Agreement"). The Employment Agreement provides for Mr. Joseph's employment as Senior Executive Vice President of the Company at a base salary of $250,000, with eligibility to receive an incentive bonus as determined by the compensation committee of the Board of Directors. The Employment Agreement provides for an initial term of five years with one automatic five-year renewal unless terminated by either the Board of Directors or Mr. Joseph in writing at least 180 days prior to a renewal at the end of the initial term. The Employment Agreement contains confidentiality and noncompete provisions by Mr. Joseph in favor of the Company. In the event of the termination of Mr. Joseph, other than for cause, Mr. Joseph will be entitled to severance payments in various fractions or multiples of annual compensation (in no case exceeding three times annual compensation) depending upon whether the termination is made following death or disability of Mr. Joseph, a change in control of the Company or termination without cause by the Company.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Accountants..........................................................................         F-2

Balance Sheets.............................................................................................         F-3

Statements of Operations...................................................................................         F-4

Statements of Stockholders' Equity (Deficit)...............................................................         F-5

Statements of Cash Flows...................................................................................         F-6

Notes to Financial Statements..............................................................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Digital Lightwave, Inc.

    We have audited the accompanying balance sheets of Digital Lightwave, Inc. (the Company) as of December 31, 1994 and 1995, and September 30, 1996, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Lightwave, Inc. as of December 31, 1994 and 1995, and September 30, 1996, and the results of its operations and its cash flows for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1996, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.
Tampa, Florida
October 21, 1996

                            DIGITAL LIGHTWAVE, INC.
                                 BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                                                           1994          1995          1996
                                                                       ------------  ------------  -------------
                               ASSETS
Current assets:
  Cash and cash equivalents..........................................   $       26    $       72     $   2,456
  Receivables........................................................           --            10         1,391
  Notes receivable...................................................           --            --            44
  Inventories........................................................           97           622           714
  Prepaid expenses and other assets..................................           25            48           383
                                                                       ------------  ------------  -------------
    Total current assets.............................................          148           752         4,988
Property and equipment, net..........................................          172           515         1,048
Other assets.........................................................           12            10            19
                                                                       ------------  ------------  -------------
                                                                        $      332    $    1,277     $   6,055
                                                                       ------------  ------------  -------------
                                                                       ------------  ------------  -------------

                                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable and accrued liabilities...........................   $      449    $    1,278     $   1,811
  Notes payable......................................................        1,500         7,695           750
  Notes payable -- related party.....................................          102           202            --
  Capital lease obligation, current portion..........................           36           172           164
                                                                       ------------  ------------  -------------
    Total current liabilities........................................        2,087         9,347         2,725
Notes payable........................................................          500            --            --
Capital lease obligation.............................................           73            88            93
Other long-term liabilities..........................................           --             5            --
                                                                       ------------  ------------  -------------
    Total liabilities................................................        2,660         9,440         2,818
                                                                       ------------  ------------  -------------
Commitments (Notes 6, 7, 8, and 10)

Stockholders' equity (deficit):
  Preferred stock, $.0001 par value; authorized 20,000,000 shares; no
   shares issued or outstanding......................................           --            --            --
  Common stock, $.0001 par value; authorized 200,000,000 shares;
   issued and outstanding 39,215,686, 20,000,000, and 22,518,917
   shares, respectively..............................................            4             2             2
  Additional paid-in capital.........................................          523           522        14,242
  Accumulated deficit................................................       (2,855)       (6,987)       (9,307)
                                                                       ------------  ------------  -------------
                                                                            (2,328)       (6,463)        4,937
  Less: Note receivable from stockholder.............................           --        (1,700)       (1,700)
                                                                       ------------  ------------  -------------
    Total stockholders' equity (deficit).............................       (2,328)       (8,163)        3,237
                                                                       ------------  ------------  -------------
      Total liabilities and stockholders' equity (deficit)...........   $      332    $    1,277     $   6,055
                                                                       ------------  ------------  -------------
                                                                       ------------  ------------  -------------

   The accompanying notes are an integral part of these financial statements.

                            DIGITAL LIGHTWAVE, INC.
                            STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        NINE MONTHS ENDED SEPTEMBER
                                                     YEAR ENDED DECEMBER 31,                        30,
                                           -------------------------------------------  ----------------------------
                                               1993           1994           1995                          1996
                                           -------------  -------------  -------------      1995       -------------
                                                                                        -------------
                                                                                         (UNAUDITED)
Sales....................................  $          --  $          --  $          --  $          --  $       3,037
Cost of goods sold.......................             --             --             --             --          1,152
                                           -------------  -------------  -------------  -------------  -------------
    Gross profit.........................             --             --             --             --          1,885
                                           -------------  -------------  -------------  -------------  -------------
Operating expenses:
  Research and development...............            439          1,241          1,509          1,169          1,653
  General and administrative.............            106            179          1,017            569            897
  Sales and marketing....................             --             67            199            156          1,048
  Relocation.............................             --             81             --             --             --
                                           -------------  -------------  -------------  -------------  -------------
    Total operating expenses.............            545          1,568          2,725          1,894          3,598
                                           -------------  -------------  -------------  -------------  -------------
Operating income (loss)..................           (545)        (1,568)        (2,725)        (1,894)        (1,713)
Interest income..........................              2              1              8              3            143
Interest expense.........................            (43)          (115)          (621)          (370)          (557)
Other income (expense), net..............             --             --              4             --           (193)
                                           -------------  -------------  -------------  -------------  -------------
    Income (loss) before
     income taxes........................           (586)        (1,682)        (3,334)        (2,261)        (2,320)
Provision for income taxes...............             (1)            (1)            --             --             --
                                           -------------  -------------  -------------  -------------  -------------
    Net income (loss)....................  $        (587) $      (1,683) $      (3,334) $      (2,261) $      (2,320)
                                           -------------  -------------  -------------  -------------  -------------
                                           -------------  -------------  -------------  -------------  -------------
  Net income (loss) per share............  $       (0.01) $       (0.04) $       (0.08) $       (0.05) $       (0.10)
                                           -------------  -------------  -------------  -------------  -------------
                                           -------------  -------------  -------------  -------------  -------------
Weighted average common and
 common equivalent
 shares outstanding......................     43,345,871     43,345,871     41,744,634     43,345,871     23,594,079

   The accompanying notes are an integral part of these financial statements.

                            DIGITAL LIGHTWAVE, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                        NOTE
                                                     COMMON STOCK           ADDITIONAL               RECEIVABLE
                                              --------------------------     PAID-IN                    FROM
                                                 SHARES        AMOUNT        CAPITAL      (DEFICIT)  STOCKHOLDER      TOTAL
                                              -------------  -----------  --------------  ---------  -----------  -------------
BALANCE, JANUARY 1, 1993....................     39,215,686           4             523        (585)         --             (58)
NET LOSS....................................             --          --              --        (587)         --            (587)
                                              -------------         ---   --------------  ---------  -----------  -------------
BALANCE, DECEMBER 31, 1993..................     39,215,686           4             523      (1,172)         --            (645)
NET LOSS....................................             --          --              --      (1,683)         --          (1,683)
                                              -------------         ---   --------------  ---------  -----------  -------------
BALANCE, DECEMBER 31, 1994..................     39,215,686           4             523      (2,855)         --          (2,328)
PURCHASE AND RETIREMENT OF COMMON STOCK,
 NOVEMBER...................................    (19,215,686)         (2)             (1)       (798)         --            (801)
NOTE RECEIVABLE FROM STOCKHOLDER............             --          --              --          --      (1,700)         (1,700)
NET LOSS....................................             --          --              --      (3,334)         --          (3,334)
                                              -------------         ---   --------------  ---------  -----------  -------------
BALANCE, DECEMBER 31, 1995..................     20,000,000           2             522      (6,987)     (1,700)         (8,163)
ISSUANCE OF COMMON STOCK IN EXCHANGE FOR
 DEBT.......................................      1,013,924          --           5,321          --          --           5,321
SALE OF COMMON STOCK........................        221,992          --           2,100          --          --           2,100
ISSUANCE OF COMMON STOCK UPON EXERCISE OF
 STOCK OPTIONS..............................         31,334          --              39          --          --              39
ISSUANCE OF COMMON STOCK UPON EXERCISE OF
 WARRANTS...................................      1,251,667          --           6,260          --          --           6,260
NET LOSS....................................             --          --              --      (2,320)         --          (2,320)
                                              -------------         ---   --------------  ---------  -----------  -------------
BALANCE, SEPTEMBER 30, 1996.................     22,518,917   $       2    $     14,242   $  (9,307)  $  (1,700)  $       3,237
                                              -------------         ---   --------------  ---------  -----------  -------------
                                              -------------         ---   --------------  ---------  -----------  -------------

   The accompanying notes are an integral part of these financial statements.

                            DIGITAL LIGHTWAVE, INC.

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                               YEAR ENDED DECEMBER 31,         NINE MONTHS ENDED
                                                                                                 SEPTEMBER 30,
                                                           -------------------------------  ------------------------
                                                             1993       1994       1995        1995         1996
                                                           ---------  ---------  ---------  -----------  -----------
                                                                                            (UNAUDITED)
Cash flows from operating activities:
  Net loss...............................................  $    (587) $  (1,683) $  (3,334)  $  (2,261)   $  (2,320)
  Adjustments to reconcile net loss to net cash used by
   operating activities:
    Interest expense converted to equity.................         --         --         --          --          113
    Depreciation and amortization........................         41         59        102          69          128
    Loss on disposal of property.........................         --         43         --          --           --
    Changes in operating assets and liabilities:
      (Increase) decrease in receivables.................         --         --        (10)         (2)      (1,425)
      (Increase) decrease in inventories.................         --        (97)      (526)       (304)         (81)
      (Increase) decrease in prepaid expenses and other
       assets............................................         --        (29)       (21)          7         (345)
      Increase (decrease) in accounts payable and accrued
       liabilities.......................................         91        241        760         986          406
                                                           ---------  ---------  ---------  -----------  -----------
        Net cash used by operating activities............       (455)    (1,466)    (3,029)     (1,505)      (3,524)
                                                           ---------  ---------  ---------  -----------  -----------
Cash flows for investing activities:
  Purchases of property and equipment....................        (40)       (93)      (173)       (145)        (516)
                                                           ---------  ---------  ---------  -----------  -----------
        Net cash used by investing activities............        (40)       (93)      (173)       (145)        (516)
                                                           ---------  ---------  ---------  -----------  -----------
Cash flows from financing activities:
  Stockholder borrowings.................................         --         --     (1,700)         --           --
  Proceeds from notes payable............................        300      2,000      5,696       1,683        1,750
  Principal payments on notes payable....................         --       (300)        --          --        2,400
  Proceeds from notes payable, related party.............        146        152        100          --           --
  Principal payments on notes payable, related party.....       (130)      (305)        --          --         (202)
  Principal payments, capital lease obligation...........        (16)       (19)       (47)        (58)        (148)
  Cash paid for common stock.............................         --         --         --          --        2,624
  Purchase and retirement of common stock................         --         --       (801)         --           --
                                                           ---------  ---------  ---------  -----------  -----------
        Net cash provided by financing activities........        300      1,528      3,248       1,625        6,424
                                                           ---------  ---------  ---------  -----------  -----------
Net increase (decrease) in cash and cash equivalents.....       (195)       (31)        46         (25)       2,384
Cash and cash equivalents at beginning of period.........        252         57         26          26           72
                                                           ---------  ---------  ---------  -----------  -----------
Cash and cash equivalents at end of period...............  $      57  $      26  $      72   $       1    $   2,456
                                                           ---------  ---------  ---------  -----------  -----------
                                                           ---------  ---------  ---------  -----------  -----------
Supplementary information:
  Cash paid for interest.................................  $      12  $      88  $     154
                                                           ---------  ---------  ---------
                                                           ---------  ---------  ---------
  Noncash investing and financing activities:
  Capital lease obligation...............................  $      92  $      51  $     246   $     246    $      17
                                                           ---------  ---------  ---------  -----------  -----------
                                                           ---------  ---------  ---------  -----------  -----------
  Accrued interest converted to equity...................  $      --  $      --  $      --   $      --    $      92
                                                           ---------  ---------  ---------  -----------  -----------
                                                           ---------  ---------  ---------  -----------  -----------
  Fixed asset additions included in accounts payable at
   period end............................................  $      --  $      --  $      25   $      --    $      --
                                                           ---------  ---------  ---------  -----------  -----------
                                                           ---------  ---------  ---------  -----------  -----------

   The accompanying notes are an integral part of these financial statements.

                            DIGITAL LIGHTWAVE, INC.
                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    GENERAL -- Digital Lightwave, Inc. (the "Company") was incorporated on October 12, 1990. The Company commenced business on February 15, 1991 to develop and manufacture network information systems.

    BASIS OF PRESENTATION -- The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred cumulative losses of approximately $9.3 million and has working capital of approximately $2.3 million and a stockholders' equity of approximately $3.2 million at September 30, 1996. Funding for the Company's losses has been provided by the Company's stockholders.

    INTERIM FINANCIAL INFORMATION -- The unaudited financial statements as of September 30, 1996, and for the nine months ended September 30, 1996 and 1995 (unaudited) include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's financial position, results of operations, and cash flows. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996.

    CASH EQUIVALENTS -- The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

    INVENTORIES -- Inventories are stated at the lower of cost (first-in, first-out) or market. The costs of certain inventory units are charged to expense if the Company determines that the units will be used for demonstration purposes.

    REVENUE RECOGNITION -- Revenue is recognized at the date of shipment as the Company has no further significant obligations.

    PROPERTY AND EQUIPMENT -- The Company's property and equipment, including certain assets under capital leases, are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over estimated useful lives of 5-7 years, or over the lesser of the term of the lease or the estimated useful life of assets under the capital lease. Maintenance and repairs are expensed as incurred while renewals and betterments are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation and amortization, and any resulting gain or loss is included in the results of operations.

    RESEARCH AND DEVELOPMENT -- The Company recognizes research and development expenses, including the development of software, firmware and hardware, when incurred. The Company has not historically capitalized any costs associated with the development of software, firmware or hardware since it has not undertaken to document at the time of such development the feasibility of such technology.

    INCOME TAXES -- The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

    COMPUTATION OF NET LOSS PER SHARE -- Net loss per common and common equivalent share for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1995

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
(unaudited) and September 30, 1996 have been computed using the weighted average number of common and common equivalent shares outstanding using the treasury stock method, as adjusted for the common stock conversion described in Note 10 for all periods presented is summarized as follows:

                                                                                           NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                             ----------------------------------------  --------------------------
                                                 1993          1994          1995                        1996
                                             ------------  ------------  ------------      1995      ------------
                                                                                       ------------
                                                                                       (UNAUDITED)
Weighted average common stock outstanding      41,240,978    41,240,978    39,639,741    41,240,978    21,489,186
Weighted average common stock equivalents
 outstanding                                    2,104,893     2,104,893     2,104,893     2,104,893     2,104,893
                                             ------------  ------------  ------------  ------------  ------------
Shares used in net loss per share
 computation                                   43,345,871    43,345,871    41,744,634    43,345,871    23,594,079
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------

    Pursuant to the requirements of the Securities and Exchange Commission, common stock, stock options, and warrants issued by the Company during the twelve months immediately preceding the initial public offering date have been included in the calculation of the weighted average shares outstanding for all periods presented using the treasury stock method based on the estimated initial public offering price. Accordingly, weighted average common stock outstanding includes 1,558,594 shares of common stock issued during the nine months ended September 30, 1996 shown as outstanding for all periods presented. Weighted average common stock equivalents outstanding includes 3,305,414 common stock equivalent shares for options and warrants issued during the nine months ended September 30, 1996.

    CONCENTRATIONS OF CREDIT RISK -- Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. As of December 31, 1994 and 1995 and September 30, 1996, substantially all of the Company's cash balances, including amounts representing outstanding checks, were deposited with what management believes to be high-quality financial institutions.

    USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    NEW ACCOUNTING PRONOUNCEMENT -- SFAS No. 123, "Accounting for Stock-Based Compensation" establishes financial accounting and reporting standards for stock-based employee compensation plans, including stock options. SFAS No. 123 defines and encourages the use of the fair value method of accounting for employee stock-based compensation. Continuing use of the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25 ("APB 25") for measurement of employee stock-based compensation is allowed with pro forma disclosures of net income and net income per share as if the fair value method of accounting had been applied. SFAS No. 123 is effective for transactions entered into for years after December 15, 1995. The Company has determined that it will continue to use the method of accounting prescribed in APB 25 for measurement of employee stock-based compensation, and will begin providing the required pro forma disclosures in its financial statements for the year ended December 31, 1996 as allowed by SFAS No. 123. In the opinion of management, SFAS No. 123 is not expected to have a material impact on the Company's financial statements.

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    RECLASSIFICATIONS -- Certain reclassifications have been made to 1994 balance sheet amounts in order to conform with 1995 presentations. The reclassifications had no impact on the results of operations for 1994.

2.  INVENTORIES:
    Inventories consist of the following:

                                                             DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                                                 1994          1995          1996
                                                             ------------  ------------  -------------
                                                                          (IN THOUSANDS)
Raw materials..............................................   $       97    $      418    $       343
Work-in-progress...........................................           --           204            346
Finished goods.............................................           --            --             25
                                                             ------------  ------------  -------------
                                                              $       97    $      622    $       714
                                                             ------------  ------------  -------------
                                                             ------------  ------------  -------------

3.  PROPERTY AND EQUIPMENT:
    Property and equipment consists of the following:

                                                             DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                                                 1994          1995          1996
                                                             ------------  ------------  -------------
                                                                          (IN THOUSANDS)
Test equipment.............................................   $      211    $      211    $       323
Computer equipment and software............................           27           304            588
Tooling....................................................           --           119            171
Office furniture, fixtures and equipment...................            8            56            269
                                                             ------------  ------------  -------------
                                                                     246           690          1,351
Less: accumulated depreciation and amortization............          (74)         (175)          (303)
                                                             ------------  ------------  -------------
                                                              $      172    $      515    $     1,048
                                                             ------------  ------------  -------------
                                                             ------------  ------------  -------------

Equipment under capital lease and related accumulated amortization, included above, consist of the following:

                                                             DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                                                 1994          1995          1996
                                                             ------------  ------------  -------------
                                                                          (IN THOUSANDS)
Test equipment.............................................   $      143    $      143    $       143
Computer equipment and software............................           --           246            394
                                                             ------------  ------------  -------------
                                                                     143           389            537
Less: accumulated amortization.............................          (61)         (133)          (194)
                                                             ------------  ------------  -------------
                                                              $       82    $      256    $       343
                                                             ------------  ------------  -------------
                                                             ------------  ------------  -------------

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:
    Accounts payable and accrued liabilities consist of the following:

                                                             DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                                                 1994          1995          1996
                                                             ------------  ------------  -------------
                                                                          (IN THOUSANDS)
Accounts payable...........................................   $      195    $      486    $       744
Accrued audit/consulting fees..............................           12            25              4
Deferred compensation......................................           99           548            233
Accrued warranty...........................................           --            --             30
Advance from stockholder...................................           --            --            400
Payable to stockholders....................................           14            14            179
Accrued sales commissions..................................           --            --            142
Accrued interest...........................................           88           154             11
Accrued vacation...........................................           20            31             51
Accrued payroll taxes......................................           16            13              4
Other......................................................            5             7             13
                                                             ------------  ------------  -------------
                                                              $      449    $    1,278    $     1,811
                                                             ------------  ------------  -------------
                                                             ------------  ------------  -------------

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  INCOME TAXES:
    The provision for income taxes for the years ended December 31, 1993 and 1994 represents minimum California franchise taxes.

    The tax effected amounts of temporary differences consist of the following:

                                                                       DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                                                           1994          1995          1996
                                                                       ------------  ------------  -------------
                                                                                    (IN THOUSANDS)
Current
  Deferred tax assets:
    Deferred compensation............................................   $       37    $      206     $      88
    Other............................................................            7            11            21
    Valuation allowance..............................................          (44)         (213)         (107)
                                                                       ------------  ------------  -------------
      Total current deferred tax asset...............................           --             4             2
                                                                       ------------  ------------  -------------
                                                                       ------------  ------------  -------------
        Net current deferred tax asset...............................           --             4             2
                                                                       ------------  ------------  -------------
                                                                       ------------  ------------  -------------
Non-current:
  Deferred tax assets:
    Net operating loss carryforward..................................          741         1,854         2,825
    Research and experimentation credit..............................          119           142            18
    Other............................................................           --            --           142
    Valuation allowance..............................................         (856)       (1,953)       (2,930)
                                                                       ------------  ------------  -------------
      Total non-current deferred tax asset...........................            4            43            55
                                                                       ------------  ------------  -------------
  Deferred tax liability:
  Property related...................................................           (4)          (47)          (57)
                                                                       ------------  ------------  -------------
    Total deferred tax liability.....................................           (4)          (47)          (57)
                                                                       ------------  ------------  -------------
        Net non-current deferred tax asset...........................           --            --            --
                                                                       ------------  ------------  -------------
                                                                       ------------  ------------  -------------

    Management believes that it is more likely than not that the tax benefit associated with these deferred tax assets will not be realized and therefore as of September 30, 1996, the Company has established a valuation allowance of approximately $3,037,000. The result is an increase in the valuation allowance from December 31, 1995 of approximately $870,000.

    As of September 30, 1996, the Company had net operating loss carryforwards of approximately $8,215,000 for tax purposes. Due to certain change of ownership requirements of Section 382 of the Internal Revenue Code ("IRC"), utilization of the Company's net operating losses incurred prior to July 1, 1993 is expected to be limited to approximately $7,500 per year. This limitation in conjunction with the expiration period for these pre-July 1, 1993 net operating losses results in the Company's total net operating losses available being limited to approximately $7,507,000. Loss carryforwards will expire during the years 2005 and 2011.

    As of September 30, 1996, the Company also had general business credit carryforwards of approximately $142,000, which expire between the years 2008 and 2011. These credits are also subject to the Section 382 annual limitation. Approximately $15,000 of these credits are subject to the Section 382 annual limitation.

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  INCOME TAXES: (CONTINUED)
    Following is a reconciliation of the applicable federal income tax as computed at the federal statutory tax rate to the actual income taxes reflected in the statement of operations (in thousands):

                                         DECEMBER 31,   DECEMBER 31,   DECEMBER 31,                    SEPTEMBER 30,
                                             1993           1994           1995                            1996
                                         -------------  -------------  ------------   SEPTEMBER 30,   ---------------
                                                                                          1995
                                                                                     ---------------
                                                                                       (UNAUDITED)
Tax at U.S. federal income tax rate....    $    (200)     $    (572)    $   (1,134)     $    (769)       $    (789)
State income tax, net of federal
 benefit...............................          (21)           (61)          (121)           (82)             (84)
IRC Section 382 limitation.............           86             --             --             --               --
Valuation allowance increase...........          164            695          1,266            873              870
Research and experimentation credit....          (29)           (91)           (22)           (22)              --
Other..................................           --             29             11             --                3
                                               -----          -----    ------------         -----            -----
  Provision for income taxes...........           --             --             --             --               --
                                               -----          -----    ------------         -----            -----
                                               -----          -----    ------------         -----            -----

6.  NOTES PAYABLE:
    Notes payable consist of the following:

                                                                       DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                                                           1994          1995          1996
                                                                       ------------  ------------  -------------
                                                                                    (IN THOUSANDS)
Note payable, collateralized by 46% of the outstanding shares of common stock, and guaranteed by the Company's sole stockholder at
 December 31, 1995; interest at prime, interest and principal due and
 payable September 6, 1996; total credit facilities $1,500,000.......   $    1,500    $    1,500   $          --
Note payable, collateralized by 46% of the outstanding shares of common stock, and guaranteed by the Company's sole stockholder at
 December 31, 1995; interest at prime, interest and principal due and
 payable September 6, 1996; total credit facilities $1,500,000.......          500           900              --
Notes payable, guaranteed by the Company's sole stockholder at
 December 31, 1995, interest at 16% and principal due and payable at
 various dates in January, February, and March of 1996 (1)(2)........           --         2,100              --
Note payable, collateralized by 51% of the entire class of common stock; interest at 16%, interest payable monthly, principal due and payable September 20, 1996; total credit facilities $2,500,000
 (2).................................................................           --         1,900              --
Note payable, guaranteed by the Company's sole stockholder at
 December 31, 1995; interest at 53% with payments of principal due as follows: $200,000 on January 8, 1996, $300,000 on January 31, 1996
 and $200,000 on February 15, 1996 (1)(2)............................           --           700              --
Notes payable, unsecured, interest at 9% and principal due and payable upon demand; convertible to equity upon approval by both
 parties (2).........................................................           --           250              --

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.  NOTES PAYABLE: (CONTINUED)

                                                                       DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                                                           1994          1995          1996
                                                                       ------------  ------------  -------------
                                                                                    (IN THOUSANDS)
Note payable, guaranteed by the Company's sole stockholder at
 December 31, 1995, interest at 50%, interest and principal due and
 payable June 21, 1996 (1)...........................................           --           100              --
Note payable, guaranteed by the Company's sole stockholder at
 December 31, 1995, interest at 50%, interest and principal due and
 payable June 22, 1996 (1)...........................................           --           100              --
Note payable, unsecured, interest at 35% and principal due and
 payable on January 10, 1996.........................................           --            75              --
Note payable, guaranteed by the Company's sole stockholder at
 December 31, 1995, interest at 50%, interest and principal due and
 payable July 11, 1996 (1)...........................................           --            70              --
Notes payable, unsecured, subordinated to all secured debt and any future lines of credit up to $2 million, interest at 18%, interest due and payable August 30, 1996, November 30, 1996, February 29,
 1997, and May 31, 1997; principal due and payable May 31, 1997......           --            --             750
                                                                       ------------  ------------  -------------
                                                                             2,000         7,695             750
Less current portion.................................................        1,500         7,695             750
                                                                       ------------  ------------  -------------
                                                                        $      500    $       --   $          --
                                                                       ------------  ------------  -------------
                                                                       ------------  ------------  -------------

------------------------

(1) The notes, excluding $100,000 allowed the holder to exchange the debt prior to April 30, 1996 for stock ownership equivalent to 5,667 shares for each $51,000 of notes payable outstanding as of the date of conversion. Approximately $2,631,000 of the notes, including principal and interest, were converted into 292,865 shares of Common Stock. See Note 10.
(2) During March and April 1996, the Company entered into subscription agreements to exchange the outstanding balance on certain notes on the date of conversion to common stock at a range between $1.32 and $5.00 per share. Approximately $2,868,200 of the notes, including principal and interest, were converted into 721,030 shares of Common Stock. See Note 10.
    Notes payable-related party consist of the following:

                                                                 DECEMBER 31,     DECEMBER 31,     SEPTEMBER 30,
                                                                     1994             1995             1996
                                                                ---------------  ---------------  ---------------
                                                                                 (IN THOUSANDS)
Note payable, uncollateralized; interest at 9%, interest
 payable on demand, principal due on demand...................     $     102        $     102               --
Note payable, uncollateralized; interest at 9%, interest
 payable on demand, principal due on demand...................            --              100               --
                                                                                                            --
                                                                       -----            -----
                                                                   $     102        $     202               --
                                                                                                            --
                                                                                                            --
                                                                       -----            -----
                                                                       -----            -----

    The prime rate was 8.5% at December 31, 1994 and 1995 and was 8.25% at September 30, 1996.

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.  LEASES:
    The Company is obligated under various noncancelable leases for equipment and office space. Future minimum lease commitments under operating and capital leases were as follows as of September 30, 1996:

                                                                                       CAPITAL     OPERATING
YEAR                                                                                   LEASES       LEASES
-----------------------------------------------------------------------------------  -----------  -----------
                                                                                          (IN THOUSANDS)
Three months ended December 31, 1996...............................................   $      58    $      90
Year ended December 31, 1997.......................................................         155          365
Year ended December 31, 1998.......................................................          62           47
Year ended December 31, 1999.......................................................          27            7
                                                                                          -----        -----
                                                                                            302    $     509
                                                                                          -----        -----
                                                                                                       -----
Less: amount representing interest.................................................          45
                                                                                          -----
Present value of minimum lease payments............................................         257
Less: current portion..............................................................         164
                                                                                          -----
                                                                                      $      93
                                                                                          -----
                                                                                          -----

    Total rental expense was approximately $37,000 $66,100 and $147,900 for the years ended December 31, 1993, 1994 and 1995, respectively, and $109,200 (unaudited) and $164,900 for the nine months ended September 30, 1995 and 1996, respectively.

8.  COMMITMENTS:
    At September 30, 1996, the Company had contractual commitments to purchase certain inventory items totaling approximately $1,789,500.

9.  RELATED PARTY TRANSACTIONS:
    During February 1995, the Company entered into a Stock Purchase Option (the Option) with a former stockholder to repurchase the 19,215,686 shares of the then outstanding class of common stock held by the former stockholder for a purchase price of $2,500,000. The purchase price was subsequently reduced to $800,522. On November 30, 1995, the Company exercised the option and immediately retired the shares of treasury stock acquired. The exercise is reflected in the accompanying statement of stockholder's equity (deficit) for the year ended December 31, 1995. In addition, the $2.0 million included in notes payable-related party as of December 31, 1994 has been reclassified to notes payable to reflect the termination of the stockholder status in accordance with the exercise of the option. These notes were satisfied prior to September 30, 1996.

    During December 1995, the remaining stockholder borrowed $1,700,000 from the Company. This note accrues interest at 9% with interest payments being made on a monthly basis. The principal sum and any accrued interest thereon is due and payable in December 1997. The note is included in the accompanying financial statements as an increase in stockholders' deficit as of December 31, 1995. In addition, the stockholder loaned the Company $100,000 during December 1995. These notes, including interest, were satisfied prior to September 30, 1996.

10. COMMON STOCK, STOCK OPTIONS, AND WARRANTS:

    STOCK OPTIONS -- During 1995, the Company entered into option agreements with certain parties to purchase an aggregate of up to $701,000 worth of shares of common stock at the price to the public per share, in the event of an initial public offering of common stock of the Company, at an aggregate purchase price equal to $154,500. Subsequent to year-end, the Company terminated several agreements which reduced the aggregate shares subject to such options to $470,000, at an aggregate price equal to $39,000 as of April 30, 1996. The options were exercised during July 1996.

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

10. COMMON STOCK, STOCK OPTIONS, AND WARRANTS: (CONTINUED)
    SUBORDINATED NOTE -- On January 2, 1996, the Company issued (i) its 16% Subordinated Promissory Note due January 2, 1999 in the original principal amount of $1 million, and (ii) warrants to purchase 200,000 shares of Common Stock at an exercise price of $5.00 per share. The warrants terminate on the earlier to occur of: (i) thirty (30) days following the filing of a registration statement for an underwritten initial public offering of the Common Stock of the Company, (ii) thirty (30) days following an announcement of a change in control of the Company; or (iii) January 2, 1999. On August 27, 1996, the noteholder surrendered the Subordinated Promissory Note in exercise of the warrants.

    CORPORATE MERGER -- Pursuant to an Agreement and Plan of Merger (the Merger) dated January 9, 1996, Digital Lightwave, Inc., a California corporation merged into Digital Lightwave, Inc., a Delaware corporation, effective March 18, 1996. The merger increased the number of shares of common stock authorized from 1,000,000, no par value, to 80,000,000, $.0001 par value. In connection with the merger, the Company also authorized 20,000,000 shares of $.0001 par value preferred stock. Each share of outstanding common stock of the California corporation was converted into 3,921.5686 shares of common stock of the Delaware corporation. All applicable share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect these events.

    Effective July 25, 1996, the Board of Directors authorized an increase in the number of authorized shares of common stock from 80,000,000 shares to 200,000,000 shares.

    ISO EMPLOYEE STOCK OPTION PLAN -- The Company's 1996 Stock Option Plan (the Option Plan) became effective on March 5, 1996. A reserve of 5,000,000 shares of the Company's common stock has been established for issuance under the Option Plan. As of September 30, 1996, 1,646,667 options were granted at $5.00 and 1,640,000 options were granted at $9.00. The Option Plan will terminate on February 28, 2006, unless sooner terminated by the Board.

    SUBSCRIPTION AGREEMENTS -- The Company entered into subscription agreements (the Agreements) with certain noteholders for the issuance of an aggregate of 782,898 shares of common stock for the surrender of the outstanding balance on the notes (excluding certain accrued interest) of an aggregate of $4,074,000. Pursuant to the Agreements, the Company issued warrants to purchase 1,050,000 and 18,747 shares of common stock at an exercise price of $5.00 and $9.00 per share, respectively. The warrants expire on the earlier of (i) three years from their respective dates of issuance; (ii) thirty (30) days following the filing of a registration statement for an underwritten initial public offering of the common stock of the Company, or (iii) a change of control of the Company. As of September 30, 1996, 1,050,000 and 1,667 shares of Common Stock had been issued upon the exercise of warrants at a price of $5.00 and $9.00 per share, respectively.

    On May 29, 1996, the Company entered into a subscription agreement with an institutional investor for the issuance of 66,667 shares of common stock at a price of $18.00 per share. In the event that on or before May 23, 1997 the Company completes an initial public offering of its Common Stock, then the price of the shares shall be adjusted by: (i) payment by the stockholder to the Company in the amount equal to the excess, if any, over $18.00 per share of the price to the public per share times 75% (the 75% price), or by (ii) a payment by the Company to stockholder equal to the excess, if any, of $18.00 per share over the 75% price. The Company has recorded a liability of $400,000 as of September 30, 1996, based upon management's estimate of the expected payment to the institutional investor.

                            DIGITAL LIGHTWAVE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

10. COMMON STOCK, STOCK OPTIONS, AND WARRANTS: (CONTINUED)
    PRIVATE PLACEMENT -- During the period March 13, 1996 through April 30, 1996, the Company sold 155,326 shares of common stock, par value $.0001 per share, at a price of $9.00 per share.

    REVERSE SPLIT -- As of October 30, 1996, the Company effected a two for three reverse split of its outstanding Common Stock. All share amounts included herein have been adjusted to give historical effect to such reverse split for all periods presented.

11.  SIGNIFICANT CUSTOMERS

    For the nine months ended September 30, 1996, sales to three customers accounted for approximately 62% of total sales.

                                    GLOSSARY

    ADD/DROP - Adding is including a lower transmission rate signal in a higher transmission rate signal. For example, an OC-3 signal can be added to an OC-12 signal without altering the OC-3 signal. Dropping is removing a lower transmission rate signal from a higher transmission rate signal.

    ASYNCHRONOUS - Signals that are not generated from the same timing reference and are therefore not identical in frequency.

    ATM (ASYNCHRONOUS TRANSFER MODE) - An information transfer standard that is one of a general class of technologies that relay traffic by way of an address contained within the first five bytes of a standard 53-byte-long packet or cell. The ATM format can be used by many different information systems, including the public telecommunications network, WANs and LANs, to deliver traffic at varying rates, permitting the efficient delivery of enhanced data services and multimedia, which is a mix of voice, video and data.

    BANDWIDTH - The range of frequencies that can be transmitted through a medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information-carrying capacity of such medium.

    BIT - A contraction of the term binary digit which represents a single digit of information expressed as a 0 or 1, high or low, or yes or no.

    BROADBAND - A communications system that can transmit large quantities of voice, data and video. Examples of broadband communication systems include DS-3, which can transmit 672 simultaneous voice conversations and higher speed fiber optic systems or a broadcast television station signal, which can transmit high resolution audio and video signals into the home. Broadband connectivity is also an essential element for interactive multimedia applications.

    CAP (COMPETITIVE ACCESS PROVIDER) - A company that provides its customers with an alternative to the RBOC for local transport of private line, special access and interstate transport of telecommunications service.

    CROSS-CONNECT EQUIPMENT - Distribution system equipment used to terminate and administer communication circuits. In a wire cross connect, jumper wires or patch cords are used to make circuit connections. In an optical cross connect, fiber patch cords are used.

    DEMULTIPLEX - The process of separating two or more signals that were previously multiplexed.

    DIGITAL - A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies (both fiber and microwave) employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. The precise digital numbers minimize distortion (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission)

    DS-1, DS-3 - Standard telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-1 service has a bit rate of 1.544 Mbps and can transmit 24 simultaneous voice conversations. DS-3 service has a bit rate of 45 megabits per second and can transmit 672 simultaneous voice conversations.

    E-MAIL OR ELECTRONIC MAIL - The transmission of memoranda and messages over a network. Users can send e-mail to a single recipient or broadcast it to multiple users.

    ETHERNET - A protocol commonly used on LANs.

    ENHANCED DATA SERVICES - Products and services designed for the transport and delivery of integrated information to include voice, data and video and any combination thereof.

    FEAC (FAR END ALARM AND CONTROL) - A special sequence of bits which enable telecommunications service providers to control the functioning of a remote network element.

    FCC - Federal Communications Commission.

    FIBER OPTIC - A transmission medium consisting of a core of glass or plastic surrounded by a protective cladding, strengthening material and outer jacket which guides light pulses introduced into the fiber by a laser.

    FIRMWARE - Software that is contained permanently in a hardware device and which can be rewritten.

    GATE ARRAY - A circuit that has a number of logical circuits arranged in an array, or regular pattern, normally customized to suit a specific application.

    GIGABIT PER SECOND (GBPS) - One billion bits of information per second. The information carrying capacity (i.e., bandwidth) of a circuit may be measured in "gigabits per second."

    GRAPHICAL USER INTERFACE - A type of display format that enables the user to choose commands, start programs and see lists of files and other options by pointing to pictorial representations and lists of menu items on the screen.

    INTEGRATED   CIRCUIT   (MICROPROCESSOR)   -   A   series   of   miniaturized
interconnected electronic circuits inseparably associated within a silicon or geranium substitute.

    INTERNET - The name used to refer to the world's largest internetwork, consisting of thousands of networks joined by the Internet suite of protocols.

    IXC (INTEREXCHANGE CARRIER) - A company providing long distance services or service within local access and transport areas on an intrastate or interstate basis.

    KILOBIT PER SECOND (KBPS) - One thousand bits of information per second. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "kilobits per second."

    LAN (LOCAL AREA NETWORK) - A group of computers and other devices dispersed over a relatively limited area and connected by a communications link that enables any device to interact with any other on the network.

    LEGACY - Older generations of transmission technologies which continue to be utilized in telecommunications networks.

    MAPPING - A procedure of loading data into a group of bits of data (which are marked off with flags to indicate the beginning and end of the group) such that specific pieces of data can be located within the group of bits by network equipment.

    MEGABIT PER SECOND (MBPS) - One million bits of information per second. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "megabits per second."

    MULTIPLEX - The process of combining two or more signals for transmission over the same circuit or channel at the same time.

    NETWORK ELEMENT - A functional entity in a network, such as a multiplexer, a switch interface or a digital cross-connect.

    NETWORK PROTOCOL PROCESSORS (NPPS) - Modular hardware platforms for the processing of various ranges of bandwidths and protocols.

    NETWORK PROTOCOL TRANSLATORS (NPTS) - Modular gate arrays that supply discrete network information from signals at specific bandwidths and on specific protocols.

    NON-BLOCKING SWITCH MATRIX - An internal switch in a system that has the ability to switch multiple transmissions to different circuits simultaneously without causing congestion internally in the switch.

    NON-VOLATILE MEMORY - A type of memory that does not lose its content when power is turned off or lost. It can be used as a virtual hard disk.

    OC-1, OC-3, OC-3C, OC-12, OC-48 - Optical carrier signaling rates, measured in bits transmitted per second. The basic rate for OC-1 is 51.840 Mbps. All higher levels are direct multiples of OC-1 (e.g., OC-12 = 12 times 51.840 Mbps)

    OEM (ORIGINAL EQUIPMENT MANUFACTURER) - The customer of a component manufacturer, which integrates the components into the products sold by the customer in the ordinary course of its business.

    OVERHEAD - Information carried in network transmissions, other than payload,
including   routing  information,  error-checking   characters  and  status  and
operational information.

    PAYLOAD - User transmitted data, including voice, data and/or video content, which may include network management and accounting information.

    PCMCIA (PERSONAL COMPUTER MEMORY CARD INTERNATIONAL ASSOCIATION) CARD - A credit card sized card that plugs directly into a computer. The card can have many different functions, such as providing additional memory, modem capabilities, LAN connections, and interfaces.

    PDH (PLESIOCHRONOUS DIGITAL HIERCHY) - Two or more signals that are not generated from the same timing reference but are nominally at the same frequency to a defined degree of precision.

    PROTOCOL - A specific set of rules, procedures or conventions relating to the format and timing of data transmission between two devices.

    RAM - Random access memory.

    RBOCS (REGIONAL BELL OPERATING COMPANIES) - The seven local telephone companies (formerly part of AT&T) established by court decree in 1982.

    REMOTE ACCESS PRODUCTS - Products that can be accessed through an Ethernet interface, a modem, a GPIB (General Purpose Interface Bus) or other nework interfaces to operate them from remote workstations.

    SDH (SYNCHRONOUS DIGITAL HIERARCHY) - An electronics and network architecture utilized on most continents other than North America for variable bandwidth products which enables transmission of voice, video and data (multimedia) at very high speeds.

    SOFTWARE CALIBRATION - Calibration of equipment using software functions that measure and adjust through software controllable parameters.

    SONET (SYNCHRONOUS OPTICAL NETWORK TECHNOLOGY) - An electronics and network architecture utilized primarily in North America for variable-bandwidth products which enables transmission of voice, video, and data (multimedia) at very high speeds.

    SWITCH - A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.

    SWITCH MATRIX - A series of gate arrays which provide for the routing of signals from one circuit path to another.

    T-CARRIER OR T-1 OR T-3 - Insulated copper wire cables which carry electrically transmitted digital signals. A T-1 cable carries a DS-1 signal (1.544 Mbps), and a T-3 cable carries a DS-3 signal (45 Mbps). Also, a generic name for any of several digitally multiplexed carrier systems originally designed to carry digitalized voice signals.

    TEST INSTRUMENTS - Equipment that measures the conditions of a signal on a fiber or metallic cable, which measures level, frequencies and faults in signal information.

    UTP (UNSHIELDED TWISTED PAIR) - A type of cable that is common for telephone and data traffic to the end user.

    WAN (WIDE AREA NETWORK) - A group of LANs dispersed over a relatively wide area and interconnected on dedicated telecommunication lines.

    WEB OR WORLD WIDE WEB OR WWW - An Internet network that links documents by providing hypertext links from server to server. It allows a user to jump from document to related document no matter where it is stored on the internet. World Wide Web client programs, or Web browsers, allow users to "browse" the Web.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                     PAGE
                                                      ---
Prospectus Summary..............................           3
Risk Factors....................................           7
Use of Proceeds.................................          13
Dividend Policy.................................          13
Capitalization..................................          14
Dilution........................................          15
Selected Financial Data.........................          16
Management's Discussion and Analysis of
 Financial Condition and Results of Operations..          17
Business........................................          21
Management......................................          32
Principal and Selling Stockholders..............          36
Certain Transactions............................          37
Description of Capital Stock....................          38
Shares Eligible For Future Sale.................          41
Underwriting....................................          42
Notice to Canadian Residents....................          43
Legal Matters...................................          44
Experts.........................................          44
Additional Information..........................          44
Index to Financial Statements...................         F-1
Glossary........................................         G-1

                                 --------------

    UNTIL         , 1996 (25 DAYS  AFTER THE COMMENCEMENT OF THE OFFERING),  ALL
DEALERS EFFECTING TRANSACTIONS IN THE SHARES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                     [LOGO]

                                4,000,000 Shares

                                  Common Stock
                               ($.0001 per share)

                              P R O S P E C T U S

                                     [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth an itemized statement of certain estimated expenses incurred in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

Securities and Exchange Commission registration fee...............  $  19,034
NASD filing fee...................................................  $   6,100
Nasdaq National Market listing fee................................  $  50,000
Blue Sky fees and expenses........................................     10,000
Printing and engraving expenses...................................      *
Legal fees and expenses...........................................  $ 400,000
Accounting fees and expenses......................................      *
Registrar and Transfer Agent's fees and expenses..................      *
Miscellaneous.....................................................      *
                                                                    ---------
  Total...........................................................  $   *
                                                                    ---------
                                                                    ---------

--------------
* To be completed by amendment.

    All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and Nasdaq National Market listing fee are estimated. The Company intends to pay all expenses of registration with respect to shares being sold by the Selling Stockholders hereunder, with the exception of underwriting discounts and commissions.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company has authority under the Delaware General Corporation Law to indemnify all directors and officers to the extent provided in such statute. The Company's Certificate of Incorporation provides that the Company shall indemnify its directors to the fullest extent permitted by law either now or hereafter. The Company has also entered into an agreement with each of its directors and certain of its officers wherein it has agreed to indemnify each of them to the fullest extent permitted by law.

    At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

    Pursuant to the Underwriting Agreement filed as Exhibit 1.01 to this Registration Statement, the Underwriters have agreed to indemnify the directors, officers and controlling persons of the Company against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    (1) The Registrant granted options to the persons identified below as follows:

        (a) On March 17, 1995, Digital Lightwave, Inc., a California corporation (the "Predecessor"), granted an option, solely in the event of an initial public offering (an "IPO") to purchase $150,000 worth of shares of Common Stock at a price equal to 50% of the IPO effective price per share to Michael Baum and George Murgatroyd in reliance on Sections 3(b) and 4(2) of the Securities Act;

        (b) On June 19, 1995, the Predecessor granted an option, solely in the event of an IPO of the Predecessor, to purchase $400,000 worth of shares of Common Stock at a price equal to 1% of the IPO effective price per share to Stanley P. Zurn in reliance on Sections 3(b) and 4(2) of the Securities Act;

        (c) On June 22, 1995, the Predecessor granted an option, solely in the event of an IPO of the Predecessor, to purchase $30,000 worth of shares of Common Stock at a price equal to 50% of the IPO effective price per share to Edward F. Guignon in reliance on Sections 3(b) and 4(2) of the Securities Act;

        (d) On June 23 1995, the Predecessor granted an option, solely in the event of an IPO of the Predecessor, to purchase $30,000 worth of shares of Common Stock at a price equal to 50% of the IPO effective price per share to Paul J. Hedlund in reliance on Sections 3(b) and 4(2) of the Securities Act;

        (e) On July 12 1995, the Predecessor granted an option, solely in the event of an IPO of the Predecessor, to purchase $21,000 worth of shares of Common Stock at a price equal to 50% of the IPO effective price per share to Margaret A. Guignon in reliance on Sections 3(b) and 4(2) of the Securities Act;

        (f) On August 15, 1995, the Predecessor granted an option to purchase 200,000 shares of Common Stock to Michael Baum and Paul J. Hedlund upon conversion of a promissory note evidencing a loan made by such persons to the Registrant in reliance on Sections 3(b) and 4(2) of the Securities Act; and

        (g) On September 7, 1995, the Predecessor granted an option, solely in the event of an IPO of the Predecessor, to purchase $70,000 worth of shares of Common Stock at a price equal to 50% of the IPO effective price per share to Tony Charles Lonstein in reliance on Sections 3(b) and 4(2) of the Securities Act.

    (2) On January 2, 1996, the Registrant issued a three-year subordinated promissory note in the original principal amount of $1 million and a warrant to purchase 200,000 shares of Common Stock at an exercise price of $5.00 per share to Renato Kasinsky, a citizen and resident of Brazil, in reliance on Regulation S promulgated under the Securities Act.

    (3) On March 12, 1996, the Registrant issued an aggregate of 521,030 shares of Common Stock and warrants to purchase 1,050,002 shares of Common Stock at an exercise price of $5.00 per share to several noteholders of the Company, other than those described in paragraph (1) above, in consideration of the satisfaction of indebtedness of the Registrant in an aggregate amount of $2,605,041 in reliance on Sections 3(b) and 4(2) of the Securities Act.

    (4) On March 18, 1996, the Registrant issued 20,000,000 shares of Common Stock to the sole stockholder of the Predecessor, upon the effective date of the merger between the Registrant and the Predecessor in reliance on Section 3(a)(9) of the Securities Act.

    (5) On March 28, 1996, the Registrant issued 200,000 shares of Common Stock for an aggregate purchase price of $263,192 to the persons identified in subparagraph 1(f) above pursuant to the exercise of their option to purchase shares of Common Stock described in subparagraph 1(f) in satisfaction of the indebtedness evidencing their loan to the Registrant in reliance on Sections 3(b) and 4(2) of the Securities Act.

    (6) Between March 31, 1996 and May 15, 1996, the Registrant issued an aggregate of 448,212 shares of Common Stock to 57 persons for an aggregate of $4,033,710 (consisting of cash subscriptions and the surrender of $2,449,000 of the Company's indebtedness) in reliance on Sections 3(b) and 4(2) of the Securities Act. Holders of the options described in subparagraphs 1(a), 1(c), 1(d) and 1(e) above surrendered such options in exchange for warrants exercisable for an aggregate of 18,748 shares of Common Stock at a price of $9.00 per share.

    (7) On May 27, 1996, the Registrant issued 66,667 shares of Common Stock to Bulldog Capital Partners for an aggregate purchase price of $1,200,000 in reliance on Sections 3(b) and 4(2) of the Securities Act.

    (8) On May 31, 1996, the Company issued an aggregate of $750,000 of its 18% subordinated promissory notes due May 31, 1997 to 11 persons in reliance on Sections 3(b) and 4(2) of the Securities Act.

    (9) On July 29, 1996, the Registrant issued 26,668 shares of Common Stock for an aggregate purchase price of $4,000 to the person identified in subparagraph (1)(b) above pursuant to the exercise of his option to purchase shares of Common Stock in reliance on Sections 3(b) and 4(2) of the Securities Act.

   (10) On July 29, 1996, the Registrant issued 4,667 shares of Common Stock for an aggregate purchase price of $35,000 to the person identified in subparagraph 1(g) above pursuant to the exercise of his option to purchase shares of Common Stock in reliance on Sections 3(b) and 4(2) of the Securities Act.

    (ii) During August and September 1996, the Registrant issued an aggregate of 1,051,669 shares of Common Stock upon the exercise of warrants described in items (3) and (6) above in reliance on Sections 3(b) and 4(2) of the Securities Act and issued 200,000 shares of Common Stock upon the exercise of the warrants described in item (2) above in reliance on Regulation S of the Securities Act.

    No underwriting discounts or commissions were paid in connection with any of the foregoing transactions.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a)  Exhibits:

 EXHIBIT
 NUMBER               EXHIBIT
---------             ---------------------------------------------------------------------------------------------------
1.01       --         Form of Underwriting Agreement
3.01       --         Certificate of Incorporation of Registrant
3.02       --         Amended and Restated By-laws of Registrant
4.01       --         Specimen Certificate for the Common Stock
5.01       --         Opinion of Baker & McKenzie**
10.01      --         Executive Employment Agreement dated September 30, 1996 between Registrant and Seth P. Joseph**
10.02      --         Lease Agreement dated October 7, 1994 between Registrant and Atrium at Clearwater, Limited*
10.03      --         First Lease Agreement Amendment dated February 16, 1996 between Registrant and Atrium at
                       Clearwater, Limited*
10.04      --         Form of Indemnification Agreement between Registrant and officers and directors of Registrant*
10.05      --         Digital Lightwave, Inc. 1996 Stock Option Plan
23.01      --         Consent of Baker & McKenzie (included in Exhibit 5.01)**
23.02      --         Consent of Coopers & Lybrand L.L.P.
24.01      --         Power of Attorney (as set forth on the signature page of the Registration Statement)*
27.01      --         Financial Data Schedule

--------------
* Previously filed.
** To be filed by amendment.

    (b) Financial Statement Schedules:
              None

ITEM 17.  UNDERTAKINGS

    (1) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 , or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (3) The undersigned Registrant hereby undertakes:

    (a) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

    (b) That for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Registrant certifies that it has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clearwater, Florida, on the 1st day of November, 1996.

                                          DIGITAL LIGHTWAVE, INC.

                                          By:          /s/ BRYAN J. ZWAN

                                             -----------------------------------
                                                        Bryan J. Zwan
                                                   CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                         NAME                                       TITLE                         DATE
------------------------------------------------------  ------------------------------  -------------------------

                                                        Chairman of the Board, Chief
                  /s/ BRYAN J. ZWAN                      Executive Officer, President
     -------------------------------------------         and Director (Principal            November 1, 1996
                    Bryan J. Zwan                        Executive Officer)

                                                        Chief Financial Officer,
                 /s/ BETH A. MORRIS*                     Secretary and Treasurer
     -------------------------------------------         (Principal Financial and           November 1, 1996
                    Beth A. Morris                       Accounting Officer)

                 /s/ DOUG C. DOHRING*
     -------------------------------------------        Director                            November 1, 1996
                   Doug C. Dohring

                  /s/ SETH P. JOSEPH
     -------------------------------------------        Senior Executive Vice               November 1, 1996
                    Seth P. Joseph                       President and Director

           *By:           /s/ BRYAN J. ZWAN
       ---------------------------------------
           Bryan J. Zwan, Attorney-in-Fact

                                 EXHIBIT INDEX

                                                                                                             SEQUENTIALLY
 EXHIBIT                                                                                                       NUMBERED
 NUMBER               EXHIBIT                                                                                    PAGES
---------             -------------------------------------------------------------------------------------  -------------

1.01       --         Form of Underwriting Agreement
3.01       --         Certificate of Incorporation of the Registrant
3.02       --         Amended and Restated By-Laws of Registrant
4.01       --         Specimen Certificate for the Common Stock
10.05      --         Digital Lightwave, Inc. 1996 Stock Option Plan
23.02      --         Consent of Coopers & Lybrand L.L.P.
27.01      --         Financial Data Schedule